CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management's Responsibilities For Financial Reporting

The consolidated financial statements of First Majestic Silver Corp. (the "Company") have been prepared and are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management's best estimates and judgment based on information currently available. Management has developed and maintains a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

/s/ Keith Neumeyer	/s/ David Soares
Keith Neumeyer	David Soares, CPA, CA
President & CEO	Chief Financial Officer
February 19, 2025	February 19, 2025

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company's management assessed the effectiveness of the Company's Internal control over financial reporting as of the year ended December 31, 2024, in accordance with the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2024, the Company's internal control over financial reporting was effective.

Deloitte LLP, an Independent Registered Public Accounting Firm, has audited the Company's consolidated financial statements for the year ended December 31, 2024, and as stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of the year ended December 31, 2024.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

First Majestic Silver Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of First Majestic Silver Corp. and subsidiaries (the "Company") as at December 31, 2024 and December 31, 2023, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024 and December 31, 2023, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB").

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment - Assessment of Whether Indicators of Impairment or Impairment Reversal Exist in Non-Current Assets - Refer to Note 3 to the Financial Statements

Critical Audit Matter Description

The Company's determination of whether or not an indication of impairment or impairment reversal exists at the cash generating unit ("CGU") level requires significant management judgments pertaining to mining interests and property, plant and equipment. Management considers both external and internal sources of information in assessing whether there are any indications that the Company's mining interests and property, plant and equipment are impaired or previous impairments should be reversed.

While there are several factors that are required to determine whether or not an indicator of impairment or impairment reversal exists, the judgments with the highest subjectivity are the changes in market conditions including future commodity prices and market interest rates. Auditing these assumptions required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to changes in market conditions including future commodity prices and market interest rates in the assessment of whether indicators of impairment or impairment reversal exists included, with the assistance of our financial valuation specialists, the following, among others:

• Evaluated the effectiveness of controls over management's assessment of whether there are indicators of impairment or impairment reversal; and

• Assessed if changes in market conditions could indicate impairment by:

◦ Comparing management's future commodity prices to third party forecasts; and

◦ Evaluating if there were any significant changes in the market interest rates.

Primero Tax Rulings - Refer to Note 28(b) to the Financial Statements

Critical Audit Matter Description

The Company has an ongoing dispute with the Mexican Tax Authorities, the Servicio de Administracion Tributaria ("SAT"). The dispute relates to the determination of the transfer price, which is based upon an Advanced Pricing Agreement ("APA") from the SAT, applied to intercompany silver sales in connection with a silver streaming arrangement with an unrelated third-party. In 2020, the Mexican Federal Court on Administrative Matters issued a decision nullifying the APA and directing the SAT to reexamine the evidence and basis for the issuance of the APA; the Company has appealed this decision to the Mexican Circuit Courts. As a result of the tax dispute with the SAT, should the Company ultimately be required to pay tax on its intercompany silver revenues based on market prices, the incremental income tax for the years 2010 - 2019 would be approximately $272.9 million, before interest and penalties, without any mitigating adjustments. The Company has not recognized a tax liability related to the Primero tax dispute with the SAT.

The evaluation of the accounting and the disclosure of the matter requires significant management judgments to determine the probability of having to pay incremental income tax. Auditing the accounting and the disclosures related to the tax matter required a high degree of auditor judgments due to the significant judgments by management and evaluating whether the audit evidence supports management's position. This resulted in an increased extent of audit effort, including the involvement of tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures relating to the evaluation of the accounting and disclosure related to the tax matter included, with the involvement of tax specialists, included the following, among others:

• Inquired of management to understand the developments of the tax dispute;

• Evaluated the effectiveness of management's controls over the evaluation of the appropriateness of income tax filing positions and corresponding disclosures in the financial statements;

• Obtained and evaluated management's assessment of the dispute, including analysis from the Company's external counsel;

• Analyzed, the Company's accounting position related to the tax dispute; and

• Evaluated the Company's disclosures for consistency with our knowledge of the Company's tax matters and audit evidence obtained.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

February 19, 2025

We have served as the Company's auditor since 2005.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

First Majestic Silver Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of First Majestic Silver Corp. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2024, of the Company and our report dated February 19, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

February 19, 2025

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
Audited Consolidated Financial Statements	(In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Earnings (Loss) provide a summary of the Company's financial performance and net earnings or loss over the reporting periods.

		Year Ended December 31,
	Note	2024	2023

Revenues	5	$560,604	$573,801
Mine operating costs
Cost of sales	6	344,703	410,057
Cost of sales - standby costs	6	-	13,438
Depletion, depreciation and amortization		124,001	124,664
		468,704	548,159

Mine operating earnings		91,900	25,642

General and administrative expenses	7	39,597	38,709
Share-based payments		13,490	13,177
Mine holding costs	8	23,666	22,088
Write down on asset held-for-sale	14	-	7,229
Restructuring costs		-	6,883
Impairment of non-current asset	18	-	125,200
Loss on sale of mining interest	14	-	3,024
Foreign exchange loss (gain)		18,902	(11,884)
Operating Loss		(3,755)	(178,784)
Investment and other income	9	5,361	9,149
Finance costs	10	(28,060)	(26,280)
Loss before income taxes		(26,454)	(195,915)

Income taxes
Current income tax expense		31,997	14,005
Deferred income tax expense (recovery)		43,434	(74,808)
		75,431	(60,803)

Net loss for the year		($101,885)	($135,112)

Loss per common share
Basic	11	($0.34)	($0.48)
Diluted	11	($0.34)	($0.48)

Weighted average shares outstanding
Basic	11	295,544,681	282,331,106
Diluted	11	295,544,681	282,331,106

Approved and authorized by the Board of Directors for issuance on February 19, 2025.

/s/ Keith Neumeyer	/s/ Colette Rustad
Keith Neumeyer, Director	Colette Rustad, Director

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
Audited Consolidated Financial Statements	(In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Comprehensive Income (Loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Note	Year Ended December 31,
		2024	2023

Net loss for the year		($101,885)	($135,112)

Other comprehensive loss
Items that will not be subsequently reclassified to net loss:
Unrealized loss on fair value of investments in marketable securities, net of tax	13(b)	(5,232)	(18,768)
Realized loss on investments in marketable securities, net of tax	13(b)	(541)	(580)
Remeasurement of retirement benefit plan		(30)	50
Other comprehensive loss		(5,803)	(19,298)

Total comprehensive loss		($107,688)	($154,410)

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 2

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
Audited Consolidated Financial Statements	(In thousands of US dollars)

The Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Year Ended December 31,
	Note	2024	2023
Operating Activities
Net loss for the year		($101,885)	($135,112)
Adjustments for:
Depletion, depreciation and amortization		125,492	126,170
Share-based payments		12,192	12,874
Income tax expense (recovery)		75,431	(60,803)
Finance costs	10	28,060	26,280
Write down on asset held-for-sale	14	-	7,229
Unrealized gain from marketable securities and silver futures derivatives		(119)	(2,639)
Loss on sale of mining interest	14	-	3,024
Impairment of non-current asset	18	-	125,200
Other		(595)	(3,029)
Operating cash flows before non-cash working capital and taxes		138,576	99,194
Net change in non-cash working capital items	27	29,233	(18,916)
Income taxes paid		(15,839)	(24,664)
Cash generated in operating activities		151,970	55,614

Investing Activities
Expenditures on mining interests		(95,097)	(113,994)
Acquisition of property, plant and equipment		(20,024)	(31,987)
Cash disposed as part of the sale of La Guitarra	27	-	(5,401)
Deposits paid for acquisition of non-current assets		142	(1,398)
Other	27	819	(1,219)
Cash (used in) investing activities		(114,160)	(153,999)

Financing Activities
Proceeds from prospectus offering, net of share issue costs	25(a)	93,899	92,092
Proceeds from exercise of stock options		116	2,134
Repayment of lease liabilities	22	(17,271)	(15,238)
Finance costs paid		(8,766)	(8,471)
Repayment of debt facilities	21(b)	(20,000)	-
Dividends declared and paid	25(f)	(5,297)	(5,868)
Shares repurchased	25(a)	(271)	-
Cash provided by financing activities		42,410	64,649

Effect of exchange rate on cash and cash equivalents held in foreign currencies		(3,621)	2,660
Increase (decrease) in cash and cash equivalents		80,220	(33,736)
Cash and cash equivalents, beginning of the year		125,581	151,438
Change in cash and cash equivalents classified as held for sale	14	-	5,219
Cash and cash equivalents, end of year		$202,180	$125,581

Supplemental cash flow information	27

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 3

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
Audited Consolidated Financial Statements	(In thousands of US dollars)

The Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	December 31, 2024	December 31, 2023
Assets

Current assets
Cash and cash equivalents		$202,180	$125,581
Trade and other receivables		12,303	10,099
Value added taxes receivable	26(c)	33,864	38,587
Inventories	12	62,524	63,690
Other financial assets	13	49,781	62,380
Prepaid expenses and other		8,169	8,720
Total current assets		368,821	309,057

Non-current assets
Mining interests	15	1,034,522	998,835
Property, plant and equipment	16	378,630	406,294
Right-of-use assets	17	23,898	27,284
Deposits on non-current assets		5,720	6,430
Trade and other receivables		5,000	-
Non-current restricted cash	19	106,072	125,573
Non-current value added taxes receivable	26(c)	10,750	14,150
Deferred tax assets	24	46,375	88,732
Total assets		$1,979,788	$1,976,355

Liabilities and Equity

Current liabilities
Trade and other payables	20	$103,895	$94,413
Unearned revenue	5	580	2,301
Current portion of debt facilities	21	825	832
Current portion of lease liabilities	22	16,215	17,370
Income taxes payable	24	22,792	5,222
Total current liabilities		144,307	120,138

Non-current liabilities
Debt facilities	21	208,657	218,980
Lease liabilities	22	11,320	19,332
Decommissioning liabilities	23	159,067	151,564
Other liabilities		5,587	5,592
Non-current income taxes payable	24	19,685	23,612
Deferred tax liabilities	24	80,094	79,017
Total liabilities		$628,717	$618,235

Equity
Share capital		1,978,101	1,879,971
Equity reserves		90,028	88,025
Accumulated deficit		(717,058)	(609,876)
Total equity		$1,351,071	$1,358,120
Total liabilities and equity		$1,979,788	$1,976,355

Commitments (Note 26); Contingencies (Note 28); Subsequent event (Note 31)

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 4

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
Audited Consolidated Financial Statements	(In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves				Accumulated deficit
	Shares	Amount	Share- based payments(a)	Other comprehensive income(loss)(b)	Equity component of convertible debenture(c)	Total equity reserves		Total equity
Balance at December 31, 2022	272,577,979	$1,781,280	$110,895	($15,926)	$3,945	$98,914	($468,896)	$1,411,298
Net loss for the period	-	-	-	-	-	-	(135,112)	(135,112)
Other comprehensive loss	-	-	-	(19,298)	-	(19,298)	-	(19,298)
Total comprehensive loss	-	-	-	(19,298)	-	(19,298)	(135,112)	(154,410)
Share-based payments	-	-	12,874	-	-	12,874	-	12,874
Shares issued for:
Prospectus offerings (Note 25(a))	13,919,634	92,092	-	-	-	-	-	92,092
Exercise of stock options (Note 25(b))	337,500	3,189	(1,055)	-	-	(1,055)	-	2,134
Settlement of restricted and deferred share units (Note 25(c) and 25(e))	311,602	3,410	(3,410)	-	-	(3,410)	-	-
Dividend declared and paid (Note 25(f))	-	-	-	-	-	-	(5,868)	(5,868)
Balance at December 31, 2023	287,146,715	$1,879,971	$119,304	($35,224)	$3,945	$88,025	($609,876)	$1,358,120
Net loss for the period	-	-	-	-	-	-	(101,885)	(101,885)
Other comprehensive loss	-	-	-	(5,803)	-	(5,803)	-	(5,803)
Total comprehensive loss	-	-	-	(5,803)	-	(5,803)	(101,885)	(107,688)
Share-based payments	-	-	12,192	-	-	12,192	-	12,192
Shares issued for:
Prospectus offerings (Note 25(a))	14,300,000	93,899	-	-	-	-	-	93,899
Exercise of stock options (Note 25(b))	20,625	173	(57)	-	-	(57)	-	116
Settlement of restricted, preferred, and deferred share units (Note 25(c), 25(d), and 25(e))	445,898	4,329	(4,329)	-	-	(4,329)	-	-
Shares repurchased (Note 25(a))	(50,000)	(271)	-	-	-	-	-	(271)
Dividend declared and paid (Note 25(f))	-	-	-	-	-	-	(5,297)	(5,297)
Balance at December 31, 2024	301,863,238	$1,978,101	$127,110	($41,026)	$3,945	$90,028	($717,058)	$1,351,071

(a) Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of stock options granted, restricted share units, deferred share units, preferred share units and shares purchase warrants issued but not exercised or settled to acquire shares of the Company.

(b) Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income ("FVTOCI") of financial instruments and re-measurements arising from actuarial gains or losses and return on plan assets in relation to San Dimas' retirement benefit plan.

(c) Equity component of convertible debenture reserve represents the estimated fair value of its conversion option of $42.3 million, net of deferred tax effect of $11.4 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

1.  NATURE OF OPERATIONS

First Majestic Silver Corp. (the "Company" or "First Majestic") is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver and gold production in North America. The Company owns three producing mines in Mexico consisting of the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine. The Company also owns the Jerritt Canyon Gold Mine in Nevada, USA which the Company placed on temporary suspension on March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. The Company owns two additional mines in Mexico that are in suspension: the San Martin Silver Mine and the Del Toro Silver Mine, and several exploration stage projects. In addition, the Company is the 100% owner and operator of its own minting facility, First Mint, LLC ("First Mint"). On September 5, 2024, the Company announced that it had entered into a definitive agreement (the "Merger Agreement") with Gatos Silver, Inc. ("Gatos") pursuant to which it will, subject to the satisfaction of certain conditions, acquire all of the shares of Gatos common stock, which holds a 70% joint venture interest in the Cerro Los Gatos underground silver mine in Chihuahua, Mexico. On January 16, 2025, the Company completed the acquisition of 100% of the issued and outstanding shares of Gatos.

First Majestic is incorporated in the Province of British Columbia, Canada, and is publicly listed on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX")  under the symbol "AG", and on the Frankfurt Stock Exchange under the symbol "FMV". The Company's head office and principal address is located at Suite 1800 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada.

2.  BASIS OF PRESENTATION

These audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). The significant accounting policies, estimates and judgments applied in preparing these consolidated financial statements are summarized in Note 3 of the consolidated financial statements and have been consistently applied throughout all periods presented.

These audited consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value such as other financial assets (Note 13). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These audited consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries (see Note 29). Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These audited consolidated financial statements of First Majestic Silver Corp. for the years ended December 31, 2024 and 2023 were approved and authorized for issue by the Board of Directors on February 19, 2025.

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS

The Company's management makes judgments in its process of applying the Company's accounting policies in the preparation of its audited annual consolidated financial statements. In addition, the preparation of the financial data requires the Company's management to make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

New and amended IFRS standards that are effective for the current year

In the current year, the Company has applied the below amendments to IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") that were effective for annual periods that begin on or after January 1, 2024. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

New and amended IFRS standards that are effective for the current year (continued)

Classification of Liabilities as Current or Non-Current with Covenants (Amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

In addition, the amendment requires entities to disclose information to enable users of the financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. The amendments were applied effective January 1, 2024 and did not have a material impact on the Company's consolidated financial statements.

Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to sale and leaseback transactions entered into after the date of initial application. The amendments were applied effective January 1, 2024 and did not have a material impact on the Company's consolidated financial statements.

Supplier Financing Arrangements (Amendments to IAS 7 and IFRS 7)

The amendments require disclosures regarding the effects of supplier finance arrangements on their liabilities, cash flows and exposure to liquidity risk. Entities are required to disclose the following:

• The terms and conditions;

• The amount of the liabilities that are part of the arrangements, breaking out the amounts for which the suppliers have already received payment from the finance providers, and stating where the liabilities are reflected in the balance sheet;

• Ranges of payment due dates; and

• Liquidity risk information.

The amendments were applied effective January 1, 2024 and did not have a material impact on the Company's consolidated financial statements.
The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Business Combinations

Accounting Policy:	Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Acquisition-related costs incurred for the business combination are expensed. The acquiree's identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the consideration of the acquisition over the Company's interest in the fair value of the net identifiable assets, liabilities and contingent liabilities recognized. If the Company's interest in the fair value of the acquiree's net identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized in earnings or loss immediately. Goodwill may also arise as a result of the requirement under IFRS to record a deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

Accounting Estimates and Judgments:	Determination of a Business

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.
The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Business Combinations (continued)

Accounting Estimates and Judgments:	Fair Value Estimates

In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

    (i)  The identifiable assets acquired and liabilities assumed;
    (ii)  The consideration transferred in exchange for an interest in the acquiree;
    (iii) The resulting goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The fair value of assets acquired and liabilities assumed requires that management make judgments and estimates taking into account information available at the time of the acquisition about future events including, but not restricted to, estimates of mineral reserves and resources, exploration potential, future metal prices, future operating costs and capital expenditures and discount rates.

During the allowable measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The Company may also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The fair value of assets acquired and liabilities assumed are subject to change for up to one year from the Acquisition Date. If new information arises which would impact management's assessment of the fair value at the Acquisition Date, any adjustments to the allocation of the purchase consideration will be recognized retrospectively and comparative information will be revised.

Accounting Estimates and Judgments:	Consideration for any acquisition

Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Management makes judgments and estimates in calculating the value of the shares and warrants transferred, including but not limited to share price, volatility, rate of quarterly dividends and the discount rate.
The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Business Combinations (continued)

Accounting Estimates and Judgments:	Determining what is part of the business combination

The Company needs to assess if other arrangement(s) or transaction(s) shall be recognized as part of applying the acquisition method. To determine if the arrangement(s) or transaction(s), is (are) part of the business combination, the Company considers the following factors:

      (i)  The reasons for the arrangement(s) or transaction(s);
      (ii)  Who initiated the arrangement(s) or transaction(s); and
(iii) The timing of the arrangement(s) or transaction(s).

Goodwill

Accounting Policy:	Goodwill arising on the acquisition of a business is carried at cost as established at the date of the acquisition less accumulated impairment losses, if any. Goodwill is allocated to each of the Company's cash-generating units that is expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statements of earnings or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods. As at December 31, 2024, the Company had $nil goodwill (2023 - $nil).

Foreign Currency

Accounting Policy:	The consolidated financial statements are presented in U.S. dollars. The individual financial statements of each entity are presented in their functional currency, which is the currency of the primary economic environment in which the entity operates.

Transactions in foreign currencies are translated into the entities' functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company's operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statements of earnings or loss in the period in which they arise.

Accounting Estimates and Judgments:	Determination of Functional Currency

The functional currency for each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the U.S. dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Revenue Recognition (Note 5)

Accounting Policy:	The Company's primary product is silver and gold. Other metals, such as lead and zinc, produced as part of the extraction process are considered to be by-products arising from the production of silver and gold. Smelting and refining charges are net against revenue from the sale of metals.

Revenue relating to the sale of metals is recognized when control of the metal or related services are transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the metals.

When considering whether the Company has satisfied its performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.

Metals in doré sold are priced on date of transfer of control. Final weights and assays are adjusted on final settlement which is approximately one month after delivery.

Revenue from the sale of coins, ingots and bullion is recorded when the products have been shipped and funds have been received. When cash was received from customers prior to shipping of the related finished goods, the amounts are recorded as unearned revenue until the products are shipped.

Accounting Estimates and Judgments:	Determination of Performance Obligations

The Company applied judgment to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the bullion and doré.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Inventories (Note 12)

Accounting Policy:	Mineral inventories, including stockpiled ore, work in process and finished goods, are valued at the lower of weighted average cost and estimated net realizable value. Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per ounce incurred up to the point of stockpiling the ore and are removed at the weighted average cost per ounce. Stockpiled ore tonnage and head grades are verified by periodic surveys and physical counts.

Work in process inventory includes precipitates, inventories in tanks and in the milling process. Finished goods inventory includes metals in their final stage of production prior to sale, including primarily doré, bullion and dried concentrates at our operations and finished goods in-transit.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Exploration Potential, Exploration and Evaluation Expenditures (Note 15)

Accounting Policy:
Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

•  Acquiring the rights to explore;
•  Researching and analyzing historical exploration data;
•  Gathering exploration data through topographical, geochemical and geophysical studies;
•  Exploratory drilling, trenching and sampling;
•  Determining and examining the volume and grade of the resource;
•  Surveying transportation and infrastructure requirements; and
•  Compiling pre-feasibility and feasibility studies.

Capitalization of exploration and evaluation expenditures commences on acquisition of a beneficial interest or option in mineral rights. Capitalized costs are recorded as mining interests at cost less  accumulated transfers to producing mineral properties and impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

Exploration and evaluation assets include exploration potential which represents the potential additional mineralization beyond the existing known reserves and resources of a producing mineral property which the Company gain access through acquiring the mineral rights and/or concessions. The exploration potential is recorded at cost less accumulated transfers to producing mineral properties and accumulated impairment losses, if any. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

The majority of the Company's exploration and evaluation expenditures focus on mineral deposits in proximity to its existing mining operations. Where the Company is acquiring a new property, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body.

Exploration and evaluation expenditures are transferred to development or producing mining interests when technical feasibility and commercial viability of the mineral resource have been demonstrated. Factors taken into consideration include:

•There is sufficient geological certainty of converting the mineral deposit into proven and probable  reserves;
•Life of mine plan and economic modeling support the economic extraction of such reserves and resources;
•For new properties, a scoping study and/or feasibility study demonstrates that the additional reserves and resources will generate a positive economic outcome; and
•Operating and environmental permits exist or are reasonably assured as obtainable.

Exploration and evaluation expenditures remain as exploration mining interests and do not qualify as producing mining interests until the aforementioned criteria are met. Exploration and evaluation expenditures are transferred to development or producing mining interests when the technical feasibility and commercial viability of a mineral resource has been demonstrated according to the above mentioned factors.

Once the technical feasibility, commercial viability and a development decision have been established, the value of the exploration and evaluation asset is reclassified and accounted for in accordance with IAS 16, Property, Plant and Equipment ("IAS 16"). The exploration and evaluation asset is subject to an impairment test prior to reclassification in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources ("IFRS 6"). It is subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Exploration Potential, Exploration and Evaluation Expenditures (Note 15) (continued)

Accounting Estimates and Judgments:	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, exploration plans and results, accessible facilities and existing permits.

Mining Interests (Note 15)

Accounting Policy:	Exploration, development and field support costs directly related to mining interests are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

Upon commencement of commercial production, mining interests are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material to be extracted in current and future periods based on reserves and resources considered to be highly probable to be economically extracted over the life of mine. If no published reserves and resources are available, the Company may rely on internal estimates of economically recoverable mineralized material, prepared on a basis consistent with that used for determining reserves and resources, for purpose of determining depletion.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee with no obligation or sale until exercised or expired and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Mining Interests (Note 15) (continued)

Accounting Estimates and Judgments:	Mineral Reserve and Resource Estimates

Mineral reserve and resource estimates affect the determination of recoverable value used in impairment assessments, the depletion and depreciation rates for non-current assets using the units of production method and the expected timing of reclamation and closure expenditures.

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 ("NI 43-101") Technical Report standards. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's financial position, results of operation and cash flows.

Accounting Estimates and Judgments:	Depletion Rate for Mining Interests

Mining interests are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material to be extracted in current and future periods based on reserves and resources considered to be highly probable to be economically extracted over the life of mine. Should there be a change in the associated depletion rate from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

Stream Asset (Note 15)

Accounting Policy:	A stream asset is a long-term metal purchase agreement for which settlement is called for in silver, the amount of which is based on production at a mine corresponding to the specific agreement. On acquisition of a stream asset, it is recorded at cost and is accounted for in accordance with IFRS 6. A stream asset where the mine corresponding to the specific agreement is an exploration and evaluation stage property is classified as exploration and evaluation asset and is assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount.

Once the technical feasibility, commercial viability and a development decision have been established, the value of the stream asset is reclassified and accounted for in accordance with IAS 16. The exploration and evaluation asset is subject to an impairment test prior to reclassification in accordance with IFRS 6. It is subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any.

A producing stream asset is depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Property, Plant and Equipment (Note 16)

Accounting Policy:	Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of qualifying assets.

Property, plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and reclassified to machinery and equipment when it becomes available for use.

Depreciation commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Depreciation charges on assets that are directly related to mineral properties are allocated to those mineral properties.

The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

Accounting Estimates and Judgments:
Commencement of Commercial Production

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the related mine or mill. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached.

Determining when a mine or mill is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgment dependent on the specific facts and circumstances. The following factors may indicate that commercial production has commenced:

•Substantially all major capital expenditures have been completed to bring the asset to the condition necessary to operate in the manner intended by management;
•The mine or mill has reached a pre-determined percentage of design capacity;
•The ability to sustain a pre-determined level of design capacity for a significant period of time (i.e. the ability to process ore continuously at a steady or increasing level);
•The completion of a reasonable period of testing of the mine plant and equipment;
•The ability to produce a saleable product;
•The mine or mill has been transferred to operating personnel from internal development groups or external contractors; and
•Mineral recoveries are at or near the expected production levels.

Accounting Estimates and Judgments:	Depreciation and Amortization Rates for Property, Plant and Equipment

Depreciation and amortization expenses are determined based on estimated useful life of the asset. Should the expected asset life and associated depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Borrowing Costs

Accounting Policy:	Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred. As at December 31, 2024 and 2023, the Company does not have any qualifying assets under construction.

Right of Use Assets (Note 17) and Lease Liabilities (Note 22)

Accounting Policy:	The Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the lessee uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:

•Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;
•Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•The amount expected to be payable by the lessee under residual value guarantees;
•The exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
•Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•the lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
•the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
•a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Right of Use Assets (Note 17) and Lease Liabilities (Note 22) (continued)

Accounting Policy:	The right-of-use assets comprise of the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company's general policy on borrowing costs.

Impairment of Non-Current Assets (Note 18)

Accounting Policy:	At each statement of financial position date, the Company reviews the carrying amounts of its non-current assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate independent cash inflows, the Company estimates the recoverable amount of the cash generating unit ("CGU") to which the asset belongs.

If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and an impairment loss is recognized as an expense in the consolidated statements of earnings or loss. Recoverable amount is the higher of fair value less costs of disposal ("FVLCD") and value in use ("VIU").

FVLCD is determined as the amount that would be obtained from the sale of the asset or CGU in an arm's length transaction between knowledgeable and willing parties. The Company considers the use of a combination of its internal discounted cash flow economic models and in-situ value of reserves, resources and exploration potential of each CGU for estimation of its FVLCD. These cash flows are discounted by an appropriate post-tax discount rate to arrive at a net present value of the asset. VIU is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. VIU is determined by applying assumptions specific to the Company's continued use and does not take into account future development.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset or CGU in prior periods, adjusted for additional amortization which would have been recorded had the asset or CGU not been impaired. A reversal of an impairment loss is recognized as a gain in the statements of earnings or loss.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Impairment of Non-Current Assets (Note 18) (continued)

Accounting Estimates and Judgments:	Indications of Impairment and Reversal of Impairment

Management considers both external and internal sources of information in assessing whether there are any indications that the Company's property, plant and equipment and mining interests are impaired or previous impairments should be reversed. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management considers includes the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

For exploration and evaluation assets, indications include but are not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

Fair Value Estimates

In determining the recoverable amounts of the Company's property, plant and equipment and mining interests, management makes estimates of the discounted future cash flows expected to be derived from the Company's mining properties, costs of disposal of the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in an impairment of the carrying amounts of the Company's non-current assets. Conversely, favourable changes to the aforementioned factors can result in a reversal of previous impairments.

Once an indicator of impairment is identified, significant judgement is required to determine the recoverable amounts of the Company's mining interests. Following the temporary suspension of operations at Jerritt Canyon, the Company has determined that there was an indicator of impairment. The Company determined that the value of the CGU can be estimated using the market approach, based on the implied value per in-situ ounce of the property, rather than from the future cash flows from continuing operations.

In estimating the FVLCD, the Company took into account the consideration paid in recent transactions for comparable Companies and benchmarked the value per in-situ ounce at Jerritt Canyon against these transactions. The Company concluded that the resulting measurement is more representative of the fair value of the CGU in the circumstances existing at the end of the current period.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Share-based Payment Transactions (Note 25(b)(c)(d)(e))

Accounting Policy:	Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of stock options which are share‐based payment transactions ("share-based payments"). Stock options issued to employees are measured by reference to their fair value using the Black-Scholes model at the date on which they were granted. Forfeitures are estimated at grant date and adjusted prospectively based on actual forfeitures. Share-based payments expense, for stock options that are forfeited or cancelled prior to vesting, is reversed. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("the vesting date"). On exercise by the employee, the associated option value in the equity reserve is reclassified to share capital.

The Company adopted the 2022 Long-Term Incentive Plan ("LTIP") to allow the Company to grant to its directors, employees and consultants non-transferable Restricted Share Units ("RSU's") based on the value of the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. The Company intends to settle all RSU's in equity.

In situations where equity instruments are issued to non‐employees, the share-based payments are measured at the fair value of goods or services received. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share‐based payment.

Accounting Estimates and Judgments:	Valuation of Share-based Payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company's earnings and equity reserves.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Taxation (Note 24)

Accounting Policy:	Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case they are recognized in other comprehensive income or directly in equity.

Current income tax is based on taxable earnings for the year. The tax rates and tax laws to compute the amount payable are those that are substantively enacted in each tax regime at the date of the statement of financial position.

Deferred income tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position, unused tax losses, unused tax credits and the corresponding tax bases used in the computation of taxable earnings, based on tax rates and tax laws that are substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that the realization of the related tax benefit through future taxable earnings is probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

The Company has applied the mandatory exception to the recognition and disclosure of information about deferred tax assets and liabilities related to Pillar Two income taxes (i.e. income taxes arising from the jurisdictional implementation of OECD's Pillar Two Model Rules).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Taxation (Note 24) (continued)

Accounting Estimates and Judgments:	Recognition of Deferred Income Tax Assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed, reviewed by management and are consistent with the forecasts utilized for business planning and impairment testing purposes. Weight is attached to tax planning opportunities that are within the Company's control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses recognized and unrecognized income tax assets.

Accounting Estimates and Judgments:	Tax Contingencies

The Company's operations involve dealing with uncertainties and judgments in the application of tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with tax authorities in various jurisdictions and resolution of disputes arising from tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

Cash and Cash Equivalents (Note 19)

Accounting Policy:	Cash in the statement of financial position includes cash on hand and held at banks and cash equivalents include short-term guaranteed investment certificates redeemable within three months or less at the date of purchase.

Accounting Estimates and Judgments:

Determination and classification of current and non-current restricted cash

The Company determines if the funds on hand and held at banks meets the definition of cash or cash equivalents. When there is a restriction on those funds, the Company assesses the nature of the restriction and if it is applicable, excludes the related amounts from the cash and cash equivalents balance. The Company then assesses the classification of the restricted cash between current and non-current based on the following factors:

•An asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the period; and
•It expects to realize the asset within twelve months after the reporting period.

The evaluation was performed based on the available information at the end of the reporting period; if there are changes in the circumstances the Company will reassess the classification.
The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Financial Instruments

Accounting Policy:	Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss ("FVTPL"). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Amortized cost Financial assets that meet the following conditions are measured subsequently at amortized cost:

•The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

The Company's financial assets at amortized cost primarily include cash and cash equivalents, trade and other receivables and value added taxes receivable included in other current and non-current financial assets in the Consolidated Statement of Financial Position.

Fair value through other comprehensive income ("FVTOCI")

Financial assets that meet the following conditions are measured at FVTOCI:

•The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company has designated certain investments in marketable securities that are not held for trading as FVTOCI (Note 13).

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Financial Instruments (continued)

Accounting Policy:	Financial assets measured subsequently at fair value through profit or loss ("FVTPL")

By default, all other financial assets, including derivatives, are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in Note 26. The Company's financial assets at FVTPL include its account receivable arising from sales of metal contained in concentrates.

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company's own equity instruments.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as FVTPL, are measured at amortized cost using the effective interest method. The Company's financial liabilities at amortized cost primarily include trade and other payables, debt facilities (Note 21) and lease liabilities (Note 22).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 24

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Financial Instruments (continued)

Accounting Estimates and Judgments:	Investments in Associates and Joint Ventures

As a result of the sale of the La Guitarra Mine and the La Parrilla Mine, the Company is a material shareholder of Sierra Madre Gold and Silver Ltd. ("Sierra Madre") and of Silver Storm Mining Ltd. (formerly Golden Tag Resources Ltd.) ("Silver Storm"). Judgement is needed to assess whether the Company's interest in an investee meets the definition of having significant influence and therefore requires to be accounted for under the equity method.

In making a judgement of whether the Company has significant influence over the entity, management has evaluated the ownership percentage as well as other qualitative factors including but not limited to representation on the Board of Directors, participation in operational or financial policy-making processes, material transactions between the Company and the investee, interchange of managerial personnel, provision of technical information and the nature of potential voting rights.

As part of this assessment, management has considered that until such time that the Company holds less than 19.9% of the outstanding shares, the Company has agreed to vote in the manner recommended by the Board of Directors of each of Sierra Madre and Silver Storm.

Based on the qualitative factors noted above, the restrictions imposed on voting rights, and the lack of rights to have or appoint members to the Board, the Company has determined that significant influence does not exist despite holding a 45% interest in Sierra Madre and a 35% interest in Silver Storm. The Company began accounting for the shares received from Sierra Madre and Silver Storm as equity securities at FVTOCI.

Provisions (Note 23)

Accounting Policy:	Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as finance costs.

Accounting Estimates and Judgments:	Estimated Reclamation and Closure Costs

The Company's provision for decommissioning liabilities represents management's best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of the mine's life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 25

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Earnings or Loss per Share (Note 11)

Accounting Policy:	Basic earnings or loss per share for the period is calculated by dividing the earnings or loss attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings or loss per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options, restricted share units, convertible debt and share purchase warrants. Diluted earnings or loss per share is calculated using the treasury stock method and assumes the receipt of proceeds upon exercise of the options with exercise prices below the average market price to determine the number of shares assumed to be purchased at the average market price during the period.

Assets Held-for-Sale (Note 14)

Accounting Policy:	A non-current asset or disposal group of assets and liabilities ("disposal group") is classified as held-for-sale, if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, and when the following criteria are met:

(i) The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and

(ii) The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable:

•The appropriate level of management must be committed to a plan to sell the asset or disposal group;
•An active program to locate a buyer and complete the plan must have been initiated;
•The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;
•The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and
•Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets and disposal groups are classified as held for sale from the date these criteria are met and are measured at the lower of the carrying amount and fair value less costs to sell ("FVLCTS"). If the FVLCTS is lower than the carrying amount, an impairment loss is recognized in net earnings. Upon classification as held for sale, non-current assets are no longer depreciated.

Accounting Estimates and Judgments:	Probability of Sale Completion Within One Year

In determining the probability of the sale being completed within a year, management has considered a number of factors including necessary approvals from management, the Board of Directors, regulators and shareholders.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 26

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2024:

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. Management does not expect that the adoption of the Standards listed below will have a material impact on the financial statements of the Company in future periods, except if indicated.

Lack of Exchangeability (Amendments to IAS 21)

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. In addition, the amendments require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable.

The amendments are effective for annual reporting periods beginning on or after January 1, 2025, although earlier application is permitted. This amendment is not expected to have a material impact on the Company's consolidated financial statements.

Presentation and Disclosure in Financial Statements (Amendment to IFRS 18)

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, although earlier application is permitted. The Company is currently evaluating the impact of IFRS 18 on the Company's consolidated financial statements.

Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments provide guidance on the derecognition of a financial liability settled through electronic transfer, as well as the classification of financial assets for:

• Contractual terms consistent with a basic lending arrangement;

• Assets with non-recourse features;

• Contractually linked instruments.

Additionally, the amendments introduce new disclosure requirements related to investments in equity instruments designated at fair value through other comprehensive income ("FVOCI"), and additional disclosures for financial instruments with contingent features.

These amendments are effective for annual reporting periods beginning on or after January 1, 2026, although earlier application is permitted. The Company is currently evaluating the impact of these amendments.
The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 27

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

4.  SEGMENTED INFORMATION

All of the Company's operations are within the mining and metals industry and its major products are precious metals doré which are refined or smelted into pure silver and gold and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

An operating segment is defined as a component of the Company that:

• Engages in business activities from which it may earn revenues and incur expenses;

• Whose operating results are reviewed regularly by the entity's chief operating decision maker; and

• For which discrete financial information is available.

For the year ended December 31, 2024, the Company's significant operating segments include its three operating mines in Mexico, the Jerritt Canyon Gold Mine in Nevada, United States and its "non-producing properties" in Mexico which include the Del Toro and San Martin mines, which have been placed on suspension. In addition, as of January 1, 2024, the Company has added First Mint LLC ("First Mint") as an operating segment, which is inclusive of the Company's bullion store and its minting facility in Nevada, United States. Prior period information relating to First Mint was previously shown with "Others" and this corresponding comparative information has now been included within the First Mint segment. The Jerritt Canyon Gold mine was placed on temporary suspension as of March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. "Others" consists primarily of the Company's corporate assets including cash and cash equivalents, other development and exploration properties (Note 15), debt facilities (Note 21), and corporate expenses which are not allocated to operating segments. The Company's chief operating decision maker ("CODM") evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

4.  SEGMENTED INFORMATION (continued)

Year Ended December 31, 2024 and 2023		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2024	$198,186	$156,952	$50,266	($9,032)	$54,136
	2023	242,958	173,987	50,327	18,644	49,657
Santa Elena(3)	2024	288,202	124,246	47,942	116,014	49,575
	2023	224,356	117,191	39,950	67,215	49,062
La Encantada	2024	65,336	56,119	15,850	(6,633)	8,876
	2023	64,118	56,443	12,186	(4,511)	8,608
Non-producing Properties	2024	-	-	146	(146)	540
	2023	-	-	291	(291)	637
United States
Jerritt Canyon(2)(3)	2024	4,001	2,736	6,780	(5,515)	11,160
	2023	40,521	74,682	18,891	(53,052)	28,113
First Mint(1)	2024	16,000	10,775	472	4,753	-
	2023	8,890	5,603	-	-	-
Others	2024	-	2,021	2,545	(4,566)	3,043
	2023	-	272	3,019	(5)	4,892
Intercompany elimination	2024	(11,121)	(8,146)	-	(2,975)	-
	2023	(7,041)	(4,683)	-	(2,358)	-
Consolidated	2024	$560,604	$344,703	$124,001	$91,900	$127,329
	2023	$573,801	$423,495	$124,664	$25,642	$140,970

(1) The First Mint segment is inclusive of operations from the Company's bullion store and its minting facility located in Nevada. This segment generated coin  and bullion revenue of $16.0 million (2023 - $8.9 million) from coins and bullion sales of 521,979 silver ounces (2023 - 290,432) at an average price of $30.66 per ounce (2023 - $26.60). Prior period information relating to First Mint was previously shown within the "Others" segment.

(2) Cost of Sales for Jerritt Canyon is inclusive of one time standby costs incurred in 2023 (Note 6).

(3) Santa Elena and Jerritt Canyon have incurred mine holding costs related to care and maintenance and temporary suspension activities (Note 8).

During the year ended December 31, 2024, the Company had four (December 31, 2023 - three ) customers that accounted for 96% (December 31, 2023 - 98%) of its sales revenue, with two major metal brokers accounting for 90% of total revenue, each contributing 75% and 14%, respectively (December 31, 2023 one major broker accounting for 94%).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

4.  SEGMENTED INFORMATION (continued)

At December 31, 2024 and 2023		Mining Interests		Property, plant and equipment	Total mining assets	Total assets	Total liabilities
		Producing	Exploration
Mexico
San Dimas	2024	$221,657	$40,718	$90,103	$352,478	$542,760	$87,791
	2023	227,942	24,696	97,112	349,750	581,639	89,280
Santa Elena	2024	121,733	67,029	90,329	279,091	415,618	124,073
	2023	123,123	50,483	98,513	272,119	363,460	98,100
La Encantada	2024	19,366	4,712	27,534	51,612	98,665	24,128
	2023	22,181	4,461	30,015	56,657	112,310	26,702
Non-producing Properties	2024	60,466	14,875	17,036	92,376	129,348	14,141
	2023	62,566	14,404	17,611	94,580	141,841	17,794
United States
Jerritt Canyon	2024	356,669	91,117	129,057	576,843	608,189	151,670
	2023	350,504	82,645	133,971	567,120	600,101	150,958
First Mint	2024	-	-	4,633	4,633	19,399	1,450
	2023	-	-	1,830	1,830	12,145	1,627
Others	2024	-	36,180	19,941	56,121	165,812	225,464
	2023	-	35,830	27,242	63,072	164,859	233,774
Consolidated	2024	$779,890	$254,632	$378,630	$1,413,154	$1,979,788	$628,717
	2023	$786,316	$212,519	$406,294	$1,405,129	$1,976,355	$618,235

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
5.  REVENUES

The majority of the Company's revenues are from the sale of precious metals contained in doré form. The Company's primary products are precious metals (silver and gold). Revenues from the sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the period are summarized as follows:

	Year Ended December 31,
	2024		2023
Gross revenue from payable metals:
Silver	$240,737	43%	$243,682	42%
Gold	322,894	57%	332,703	58%
Gross revenue	563,631	100%	576,385	100%
Less: smelting and refining costs	(3,027)		(2,584)
Revenues	$560,604		$573,801

As at December 31, 2024, the Company had $0.6 million of unearned revenue (December 31, 2023 - $2.3 million) that has not satisfied performance obligations.

(a) Gold Stream Agreement with Sandstorm Gold Ltd.

The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. ("Sandstorm"), which requires the Company to sell to Sandstorm 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation adjustment. During the year ended December 31, 2024, the Company delivered 47 ounces (2023 - 1,094  ounces) of gold to Sandstorm at an average price $482 per ounce (2023 - $473 per ounce).

(b) Net Smelter Royalty

The Santa Elena mine has a net smelter return ("NSR") royalty agreement with Orogen Royalties Inc. that provides Orogen with a 2% NSR royalty from the production of the Ermitaño property. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR royalty from the sale of mineral products extracted from the Ermitaño property. For the year ended December 31, 2024, the Company has incurred $11.3 million (2023 - $8.7 million) in NSR royalty payments in connection with production from Ermitaño.

In 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited ("Metalla"). Under the agreement, the Company has granted Metalla a 100% gross value royalty for the first 1,000 ounces of gold produced annually from the La Encantada property. For the year ended December 31, 2024, the Company has incurred $0.4 million (2023 - $0.5 million) in NSR royalty payments from production at La Encantada.

(c)  Gold Stream Agreement with Wheaton Precious Metals Corporation

In 2018, the San Dimas mine entered into a purchase agreement with Wheaton Precious Metals International ("WPMI"), a wholly owned subsidiary of Wheaton Precious Metals Corp., which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of December 31, 2024, was 70:1.

During the year ended December 31, 2024, the Company delivered 28,746 ounces (2023 - 42,172 ounces) of gold to WPMI at $635 per ounce (2023 - $628 per ounce).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
6.  COST OF SALES

Cost of sales are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales, excluding depletion, depreciation and amortization are comprised of the following:

	Year Ended December 31,
	2024	2023
Labour costs	159,884	208,050
Consumables and materials	80,008	91,197
Energy	35,443	42,292
Maintenance	6,204	6,847
Assays and labwork	3,350	3,299
Insurance	2,483	3,531
Other costs(1)	10,991	13,796
Production costs	$298,363	$369,012
Transportation and other selling costs	2,788	3,163
Workers' participation costs	20,636	18,897
Environmental duties and royalties	14,752	12,880
Finished goods inventory changes	6,405	6,105
Other (3)	1,759	-
Cost of Sales	$344,703	$410,057

Cost of Sales - Standby Costs(2)	$-	$13,438

(1) Other costs include inventory write-downs, stockpile and work-in-process inventory changes, land access payments as well as services related to travel to corporate staff services, external consultants, and machinery rentals. The inventory write-downs during the year ended December 31, 2024, totaled $1.5 million (2023 - $15.5 million) and related to inventory at La Encantada (2023 -  $13.9 million at Jerritt Canyon and $1.6 million at La Encantada).

(2) Cost of sales for the year ended December 31, 2023 included one-time standby costs of $13.4 million primarily related to direct severance and demobilization costs at the Jerritt Canyon mine following the temporary suspension announced on March 20, 2023.

(3) Other for the year ended December 31, 2024 relates to $1.8 million incurred at San Dimas during the second quarter as a result of increased diesel consumption due to the use of back up energy sources following low water levels at the Las Truchas hydroelectric dam and damage to the power lines at the hydroelectric plant.

7.  GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Year Ended December 31,
	2024	2023
Corporate administration	$9,001	$9,190
Salaries and benefits	17,217	17,570
Audit, legal and professional fees	10,229	9,090
Filing and listing fees	1,076	610
Directors' fees and expenses	583	743
Depreciation	1,491	1,506
	$39,597	$38,709

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
8.  MINE HOLDING COSTS

The Company's mine holding costs are primarily comprised of labour costs associated with care and maintenance staff, electricity, security, environmental and community support costs for the following mines which are currently under temporary suspension:

	Year Ended December 31,
	2024	2023
La Parrilla(1)	$-	$3,576
Del Toro	2,358	2,849
San Martin	551	905
La Guitarra(1)	-	514
Santa Elena(2)	3,469	3,296
Jerritt Canyon	17,288	10,948
	$23,666	$22,088

(1) The La Guitarra and the La Parrilla mines were sold during the first quarter and the third quarter of 2023, respectively (Note 14).

(2) During 2023 and 2024, the Company processed ore solely from the Ermitaño mine which is part of the Santa Elena operation. During the year ended December 31, 2024, the Company has incurred $3.5 million (2023 - $3.3 million) in holding costs relating to care and maintenance charges for the Santa Elena mine.

9.  INVESTMENT AND OTHER INCOME

The Company's investment and other income (loss) are comprised of the following:

	Year Ended December 31,
	2024	2023
Gain from investment in silver futures derivatives	$98	$4,279
Gain (loss) from investment in marketable securities (Note 13(a))	21	(1,640)
Interest income and other	5,242	6,510

	$5,361	$9,149

10.  FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company's debt facilities, lease liabilities and accretion of decommissioning liabilities. The Company's finance costs in the periods are summarized as follows:

	Year Ended December 31,
	2024	2023
Debt facilities(1) (Note 21)	$13,161	$12,644
Accretion of decommissioning liabilities	9,610	8,325
Lease liabilities (Note 22)	2,276	2,605
Interest and other	3,013	2,706
	$28,060	$26,280

(1) During the year ended December 31, 2024, finance costs for debt facilities includes non-cash accretion expense of $10.1 million (2023 - $9.6 million).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

11.  EARNINGS OR LOSS PER SHARE

Basic earnings or loss per share is the net earnings or loss available to common shareholders divided by the weighted average number of common shares outstanding during the periods. Diluted net earnings or loss per share adjusts basic net earnings or loss per share for the effects of potential dilutive common shares. The calculations of basic and diluted earnings or loss per share for the periods ended December 31, 2024 and 2023 are as follows:

	Year Ended December 31,
	2024	2023
Net loss for the year	($101,885)	($135,112)

Weighted average number of shares on issue - basic	295,544,681	282,331,106
Weighted average number of shares on issue - diluted(1)	295,544,681	282,331,106

Loss per share - basic and diluted	($0.34)	($0.48)

(1) For the year ended December 31, 2024, diluted weighted average number of shares excluded 6,680,915 (2023 - 6,984,369) options, 5,000,000 (2023 - 5,000,000) warrants, 2,272,568 restricted and performance share units (2023 - 1,556,458) and 13,888,895 common shares issuable under the 2021 convertible debentures (2023 - 13,888,895) (Note 21(a)) that were anti-dilutive.

12.  INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company's operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value.

	December 31, 2024	December 31, 2023
Finished goods - doré	$5,036	$3,529
Work-in-process	4,162	7,542
Stockpile	6,580	5,055
Silver coins and bullion	8,613	8,360
Materials and supplies	38,133	39,204
	$62,524	$63,690

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at December 31, 2024, no write down was included in mineral inventories, which consist of stockpile, work-in-process and finished goods (2023 - $0.7 million which was recognized in cost of sales - Note 6).

13.  OTHER FINANCIAL ASSETS

As at December 31, 2024, other financial assets consist of the Company's investment in marketable securities comprised of the following:

	December 31, 2024	December 31, 2023
FVTPL marketable securities (a)	$1,283	$6,279
FVTOCI marketable securities (b)	48,498	56,101
Total other financial assets	$49,781	$62,380

(a) Fair Value through Profit or Loss ("FVTPL") Marketable Securities

Gain on marketable securities designated as FVTPL for the year ended December 31, 2024 was $nil (December 31, 2023 - loss of  $1.6 million) and was recorded through profit or loss.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

13.  OTHER FINANCIAL ASSETS (continued)

(b) Fair Value through Other Comprehensive Income ("FVTOCI") Marketable Securities

Changes in fair value of marketable securities designated as FVTOCI for the year ended December 31, 2024 was a loss of $5.8 million (December 31, 2023 - loss of $19.3 million), net of tax, and were recorded through other comprehensive income and will not be transferred into earnings or loss upon disposition or impairment. The Company made the irrevocable election to designate these equity securities as FVTOCI because these financial assets are not held for trading and are not contingent consideration recognized in a business combination. As at December 31, 2024, the carrying value of all shares designated at FVTOCI was $48.5 million (December 2023 - $56.1 million).

14.  DIVESTITURES

(a) La Guitarra Silver Mine

On May 24, 2022, the Company announced that it had entered into a share purchase agreement with Sierra Madre Gold and Silver Ltd. ("Sierra Madre"), to sell the Company's subsidiary, La Guitarra Compañia Minera S.A. de C.V. ("La Guitarra"), which owns the La Guitarra Silver Mine, to Sierra Madre for total consideration of approximately $35 million, consisting of 69,063,076 Sierra Madre common shares at a deemed price of $0.51 per share. Closing of the transaction was subject to customary closing conditions including approval of the Sierra Madre shareholders (which was obtained in December 2022), regulatory approval and that Sierra Madre raise a minimum of $7.7 million (CAD $10 million) in a private placement concurrent or prior to the sale.

On March 29, 2023, the Company completed the sale of La Guitarra to Sierra Madre and received total consideration of $33.2 million net of transaction costs, before working capital adjustments.  Pursuant to the share purchase agreement, the purchase price increased to the extent the working capital of La Guitarra is greater than zero, and decreased to the extent the working capital is less than zero. Based on the carrying value of the asset at the time of disposal of $34.3 million, and the working capital adjustment of $0.2 million, the Company recorded a loss on disposition of $1.4 million. The Company began accounting for the common shares received from Sierra Madre as an equity security at FVTOCI (Note 13).

(b) La Parrilla Silver Mine

On December 7, 2022, the Company announced that it had entered into an asset purchase agreement with Golden Tag Resources Ltd. (which subsequently changed its name to Silver Storm Mining Ltd.) ("Silver Storm") to sell the La Parrilla Silver Mine for total consideration of up to $33.5 million, consisting of 143,673,684 common shares of Silver Storm at a deemed price of $0.16 per share, having an aggregate value as of the date of the agreement of $20 million, and up to $13.5 million in contingent consideration, in the form of three milestone payments, payable in either cash or Silver Storm shares, out of which $2.7 million is payable no later than 18 months following the closing date. The Company has also agreed to purchase $2.7 million of Silver Storm securities in a future Silver Storm equity financing of up to CAD $7.2 million. Closing the transaction was subject to customary closing conditions, including completion of such financing and receipt of all necessary regulatory approvals (which were obtained in May 2023). At March 31, 2023, the sale continued to be considered highly probable; therefore the assets and liabilities were presented as assets and liabilities held for sale and presented separately under current assets and current liabilities.

During the three months ended June 30, 2023, the Company recorded a write down on assets held-for-sale related to La Parrilla of $7.2 million, based on the change in value of Silver Storm's common shares at the end of the reporting period.

Of the $7.2 million write down related to La Parrilla, $3.7 million was allocated to depletable mining interest, $1.4 million was allocated to non-depletable mining interest, and the remaining $2.1 million was allocated to property, plant and equipment, resulting in a write down of $7.2 million, net of a $nil adjustment to the deferred tax liability. The recoverable amount of La Parrilla, being its FVLCD, was $14.9 million, net of estimated transaction costs, based on the expected proceeds from the sale.

On August 14, 2023, the Company completed the sale of La Parrilla to Silver Storm and received total consideration of $13.3 million net of transaction costs. Based on the price of Silver Storm's common shares at the time of closing the transaction, the Company recorded a loss on disposition of $1.6 million. In addition, First Majestic participated in Silver Storm's offering of subscription receipts (the "Subscription Receipts") and purchased 18,009,000 Subscription Receipts at a price of CAD$0.20 per Subscription Receipt which, in accordance with their terms, have now converted into 18,009,000 Silver Storm common shares and 9,004,500 common share purchase warrants (the "Warrants"). Each Warrant is exercisable for one additional Silver Storm common share until August 14, 2026, at a price of CAD$0.34. The Company began accounting for the shares received from Silver Storm as an equity security at FVTOCI (Note 13).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

14.  DIVESTITURES (continued)

(b) La Parrilla Silver Mine (continued)

On March 30, 2023 and August 14, 2023, the Company disposed of its interest in the La Guitarra and La Parrilla mines, respectively. The carrying value of the net assets of these mining interests at the date of disposal were as follows:

At date of disposition	March 30, 2023	August 14, 2023
	La Guitarra(1)	La Parrilla(2)
Cash and cash equivalents	$5,401	$-
Other Receivable	427	-
Inventory	440	854
Prepaid expenses and other	35	-
Mineral Property Interest	34,089	13,891
Property plant and equipment	4,003	5,829
Other assets	40	680
Total assets	$44,435	$21,254
Trade Payables and accrued liabilities	$232	$-
Leases	21	519
Deferred tax liabilities	6,894	1,667
Decommissioning liabilities	2,951	4,167
Total liabilities	$10,098	$6,353
Net assets disposed	$34,337	$14,901

Loss on disposal	($1,378)	($1,646)
Total non-cash consideration	$33,172	$13,822

(1) On March 29, 2023, the Company completed the sale of La Guitarra to Sierra Madre Gold and Silver Ltd. As such, the assets and liabilities were derecognized after disposition.

(2) On August 14, 2023, the Company completed the sale of La Parrilla to Silver Storm Mining Ltd. (formerly Golden Tag Resources Ltd.). As such, the assets and liabilities were derecognized after disposition.

The La Guitarra and La Parrilla mines are presented in the non-producing properties reportable segment up to the date of disposition (Note 4, 15 and 16).
The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

15.  MINING INTERESTS

Mining interests primarily consist of acquisition, development, exploration and exploration potential costs directly related to the Company's operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company's mining interests are comprised of the following:

	December 31, 2024	December 31, 2023
Depletable properties	$779,890	$786,316
Non-depletable properties (exploration and evaluation costs, exploration potential)	254,632	212,519
	$1,034,522	$998,835

Depletable properties are allocated as follows:

Depletable properties	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Non- producing Properties(1)	Total
Cost
At December 31, 2022	$315,129	$151,396	$124,740	$476,541	$212,838	$1,280,644
Additions	26,602	29,014	2,752	13,307	-	71,675
Change in decommissioning liabilities	(2,685)	816	(634)	(3,183)	152	(5,534)
Transfer from non-depletable properties	26,426	1,897	2,021	-	-	30,344
At December 31, 2023	$365,472	$183,123	$128,879	$486,665	$212,990	$1,377,129
Additions	29,628	21,599	2,927	-	-	54,154
Change in decommissioning liabilities	(2,346)	(1,302)	(1,362)	6,165	(2,100)	(945)
Transfer from non-depletable properties	-	2,179	1,702	-	-	3,881
At December 31, 2024	$392,754	$205,599	$132,146	$492,830	$210,889	$1,434,218
Accumulated depletion, amortization and impairment
At December 31, 2022	($103,471)	($41,302)	($101,244)	($51,383)	($150,424)	($447,824)
Depletion and amortization	(34,059)	(18,698)	(5,454)	(6,650)	-	(64,861)
Impairment (Note 18)	-	-	-	(78,128)	-	(78,128)
At December 31, 2023	($137,530)	($60,000)	($106,698)	($136,161)	($150,424)	($590,813)
Depletion and amortization	(33,567)	(23,866)	(6,082)	-	-	(63,515)
At December 31, 2024	($171,097)	($83,866)	($112,780)	($136,161)	($150,424)	($654,328)

Carrying values
At December 31, 2023	$227,942	$123,123	$22,181	$350,504	$62,566	$786,316
At December 31, 2024	$221,657	$121,733	$19,366	$356,669	$60,466	$779,890

(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines. La Guitarra and La Parrilla were disposed on March 29, 2023 and August 14, 2023, respectively. As of December 31, 2023, the assets and liabilities have been derecognized (Note 14).
The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

15.  MINING INTERESTS (continued)

Non-depletable properties costs are allocated as follows:

Non-depletable properties	San Dimas(a)	Santa Elena(b)	La Encantada(c)	Jerritt Canyon(d)	Non- producing Properties(1)	Exploration Projects(2)	Springpole Stream(e)	Total
At December 31, 2022	$38,831	$41,731	$4,935	$93,680	$13,781	$23,489	$11,856	$228,304
Exploration and evaluation expenditures	12,291	10,649	1,547	6,353	623	695	-	32,158
Change in decommissioning liabilities	-	-	-	-	-	(15)	-	(15)
Impairment (Note 18)	-	-	-	(17,388)	-	-	-	(17,388)
Disposal of La Joya	-	-	-	-	-	(196)	-	(196)
Transfer to depletable properties	(26,426)	(1,897)	(2,021)	-	-	-	-	(30,344)
At December 31, 2023	$24,696	$50,483	$4,461	$82,645	$14,404	$23,973	$11,856	$212,519
Exploration and evaluation expenditures	16,022	18,725	1,953	8,472	471	351	-	45,994
Transfer to depletable properties	-	(2,179)	(1,702)	-	-	-	-	(3,881)
At December 31, 2024	$40,718	$67,029	$4,712	$91,117	$14,875	$24,324	$11,856	$254,632

(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines. La Guitarra and La Parrilla were classified as assets held-for-sale up to the date of disposition on March 29, 2023 and August 14, 2023, respectively. As of December 31, 2023, the assets and liabilities have been derecognized (Note 14).

(2) Exploration projects include the La Luz, La Joya, Los Amoles, Jalisco Group of Properties and Jimenez del Tuel projects. The La Joya project was disposed during the second quarter of 2023.

(a) San Dimas Silver/Gold Mine, Durango State, Mexico

The San Dimas Mine is subject to a gold and silver streaming agreement with WPMI which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price for each gold ounce delivered. Should the average gold to silver ratio over a six -month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of December 31, 2024, was 70:1.

(b) Santa Elena Silver/Gold Mine, Sonora State, Mexico

The Santa Elena Mine is subject to a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from its leach pad and a designated area of its underground operations of the Santa Elena mine to Sandstorm. The selling price to Sandstorm is currently the lesser of $450 per ounce, subject to a 1% annual inflation increase every April, and the prevailing market price.

The Santa Elena mine has a net smelter return ("NSR") royalty agreement with Orogen Royalties Inc. that provides them with a 2% NSR royalty from the production of the Ermitaño property. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR royalty from the sale of mineral products extracted from the Ermitaño property. During the year ended December 31, 2024, the Company has incurred $11.3 million (2023 - $8.7 million) in NSR royalty payments in connection with production from Ermitaño.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

15.  MINING INTERESTS (continued)

(c)  La Encantada Silver Mine, Coahuila State, Mexico

In December 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited. Under the terms of the agreement, the Company is required to pay a 100% gross value royalty on the first 1,000 ounces of gold produced annually from the La Encantada property. For the year ended December 31, 2024, the Company has incurred $0.4 million (2023 - $0.5 million) in royalty payments from gold production at La Encantada.

(d)  Jerritt Canyon Gold Mine, Nevada, United States

The Jerritt Canyon Mine is subject to a 0.75% NSR royalty on production of gold and silver from the Jerritt Canyon mines and processing plant. The royalty is applied, at a fixed rate of 0.75%, against proceeds from gold and silver products after deducting treatment, refining, transportation, insurance, taxes and levies charges.

The Jerritt Canyon Mine is also subject to a 2.5% to 5% NSR royalty relating to the production of gold and silver within specific boundary lines at certain mining areas. The royalty is applied, at a fixed rate of 2.5% to 5.0%, against proceeds from gold and silver products.

For the  year ended December 31,2024, the Company has incurred $nil in royalty payments from gold production at Jerritt Canyon (2023 - $0.7 million).

(e)  Springpole Silver Stream, Ontario, Canada

In July 2020, the Company completed an agreement with First Mining Gold Corp. ("First Mining") to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project (the "Springpole Silver Stream"), a development-stage gold project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

The transaction consideration paid and payable by First Majestic is summarized as follows:

• The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic common shares (805,698 common shares), was paid to First Mining on July 2, 2020;

• The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic common shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and

• The third payment, consisting of $2.5 million in cash and $2.5 million in First Majestic common shares (based on a 20-day volume weighted average price), will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole, which has not yet been received.

In connection with the streaming agreement, First Mining also granted First Majestic 30.0 million common share purchase warrants of First Mining (the "First Mining Warrants"), each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 expiring July 2, 2025. As a result of the distribution by First Mining of shares and warrants of Treasury Metals Inc. that was completed by First Mining on July 15, 2021, pursuant to the adjustment provisions of the First Mining Warrants, the exercise price of these warrants was reduced from CAD$0.40 to CAD$0.37, and the number of these warrants was increased from 30.0 million to 32.1 million. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model. First Mining has the right to repurchase 50% of the silver stream from First Majestic for $22.5 million at any time prior to the commencement of production at Springpole, and if such a repurchase takes place, the Company will be left with a reduced silver stream of 25% of life of mine payable silver production from Springpole. First Mining is a related party with two independent board members who are also directors and/or officers of First Majestic.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

16.  PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment is used in the Company's operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment	Assets under Construction(2)	Other	Total
Cost
At December 31, 2022	$237,246	$595,008	$73,927	$36,751	$942,932
Additions	14	2,719	33,749	655	37,137
Reclassification to assets held-for-sale (Note 14)	(14)	26	-	-	12
Transfers and disposals	8,014	43,276	(58,938)	1,039	(6,609)
At December 31, 2023	$245,260	$641,029	$48,738	$38,445	$973,472
Additions	381	2,370	24,281	149	27,180
Transfers and disposals	12,173	5,042	(29,697)	1,529	(10,953)
At December 31, 2024	$257,814	$648,441	$43,322	$40,123	$989,699

Accumulated depreciation, amortization and impairment reversal
At December 31, 2022	($136,987)	($330,728)	$-	($23,882)	($491,597)
Depreciation and amortization	(13,303)	(32,134)	-	(3,600)	(49,037)
Impairment (Note 18)	(7,585)	(21,979)	-	(120)	(29,684)
Reclassification to assets held-for-sale (Note 14)	-	(117)	-	-	(117)
Transfers and disposals	249	2,819	-	189	3,257
At December 31, 2023	($157,626)	($382,139)	$-	($27,413)	($567,178)
Depreciation and amortization	(16,720)	(28,282)	-	(3,251)	(48,253)
Transfers and disposals	1,431	2,597	-	334	4,362
At December 31, 2024	($172,915)	($407,824)	$-	($30,330)	($611,069)

Carrying values
At December 31, 2023	$87,634	$258,890	$48,738	$11,032	$406,294
At December 31, 2024	$84,899	$240,617	$43,322	$9,793	$378,630

(1) Included in land and buildings is $10.4 million (2023 - $10.4 million) worth of land which is not subject to depreciation.

(2) Assets under construction includes certain innovation projects, such as high-intensity grinding ("HIG") mills and related modernization, plant improvements, other mine infrastructures and equipment overhauls.
The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

16.  PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Non-producing Properties(1)	Other(2)(3)	Total
Cost
At December 31, 2022	$164,796	$167,542	$157,923	$209,749	$165,018	$77,904	$942,932
Additions(2)	10,765	9,399	4,309	8,453	14	4,197	37,137
Reclassification to assets held-for-sale	-	-	-	-	12	-	12
Transfers and disposals	7,810	3,187	6,504	(1,534)	(1,546)	(21,030)	(6,609)
At December 31, 2023	$183,371	$180,128	$168,736	$216,668	$163,498	$61,071	$973,472
Additions(2)	8,486	9,251	3,995	2,689	69	2,690	27,180
Transfers and disposals	255	(2,507)	(457)	(1,622)	(1,211)	(5,411)	(10,953)
At December 31, 2024	$192,112	$186,872	$172,274	$217,735	$162,356	$58,350	$989,699

Accumulated depreciation, amortization and impairment
At December 31, 2022	($70,419)	($67,563)	($133,501)	($42,971)	($146,823)	($30,320)	($491,597)
Depreciation and amortization	(15,577)	(15,543)	(4,889)	(10,614)	(165)	(2,249)	(49,037)
Impairment	-	-	-	(29,684)	-	-	(29,684)
Reclassification to assets held-for-sale	-	-	-	-	(117)	-	(117)
Transfers and disposals	(263)	1,491	(331)	572	1,218	570	3,257
At December 31, 2023	($86,259)	($81,615)	($138,721)	($82,697)	($145,887)	($31,999)	($567,178)
Depreciation and amortization	(16,268)	(16,314)	(7,190)	(6,257)	(92)	(2,130)	(48,253)
Transfers and disposals	518	1,387	1,171	275	659	353	4,362
At December 31, 2024	($102,009)	($96,542)	($144,740)	($88,679)	($145,320)	($33,776)	($611,069)

Carrying values
At December 31, 2023	$97,112	$98,513	$30,015	$133,971	$17,611	$29,072	$406,294
At December 31, 2024	$90,103	$90,329	$27,534	$129,057	$17,036	$24,574	$378,630

(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines. La Guitarra and La Parrilla were classified as assets held-for sale up to the date of their dispositions on March 29, 2023 and August 14, 2023, respectively. As of December 31, 2023, the assets and liabilities have been derecognized.

(2) Additions classified in "Other" primarily consist of innovation projects and construction-in-progress.

(3) Included in "Other" is property, plant and equipment of $4.6 million (2023 - $1.8 million) for First Mint which includes the Company's bullion store and its minting facility located in Nevada.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

17.  RIGHT-OF-USE ASSETS

The Company entered into operating leases to use certain land, buildings, mining equipment and corporate equipment for its operations. The Company is required to recognize right-of-use assets representing its right to use these underlying leased assets over the lease term.

Right-of-use assets are initially measured at cost, equivalent to its obligation for payments over the term of the leases, and subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight-line basis over the shorter period of lease term and useful life of the underlying asset.

Right-of-use assets are comprised of the following:

	Land and Buildings	Machinery and Equipment	Other	Total
At December 31, 2022	$8,424	$18,216	$9	$26,649
Additions	1,719	2,821	-	4,540
Remeasurements	131	6,020	-	6,151
Depreciation and amortization	(1,813)	(8,301)	(9)	(10,123)
Transfer to asset held-for-sale	47	10	-	57
Disposals	15	(5)	-	10
At December 31, 2023	$8,523	$18,761	$-	$27,284
Additions	299	7,693	-	7,992
Remeasurements	236	921	-	1,157
Depreciation and amortization	(2,012)	(10,522)	-	(12,534)
At December 31, 2024	$7,046	$16,853	$-	$23,898

18.  IMPAIRMENT OF NON-CURRENT ASSET

On March 20, 2023, the Company announced the temporary suspension of operations at the Jerritt Canyon Gold mine. Having considered the facts and circumstances including the temporary suspension of operations, heightened costs, and operating mine performance, the Company determined that impairment indicators existed for the Jerritt Canyon Gold mine. IFRS accounting standards require an entity to assess its assets for indicators of impairment at the cash-generating unit level based on their individual recoverable amounts. After the Company identified an indicator of impairment for Jerritt Canyon, the Company assessed the recoverable value of the Jerritt Canyon Gold Mine based on its FVLCD.

Key Assumptions

The FVLCD for Jerritt Canyon was determined using a multiple-based valuation method to estimate the value per in-situ ounce based on comparable market transactions. Valuation multiples applied to mineral resources and property, plant and equipment in the CGU, subject to impairment testing were determined as follows:

• External valuation specialists were used to obtain a population of gold exploration, development and operating companies. The value of trading multiples for operating companies based on recent transactions was determined to be between $149 per ounce and $248 per ounce.

• Management considered the $165 per ounce multiple to be the most reasonable estimate of the fair value of Jerritt Canyon, as companies in this range included companies in operations that had invested significantly in exploration, capital structure, an operating plant and had significant exploration potential.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

18.  IMPAIRMENT OF NON-CURRENT ASSET (continued)

The market approach used to determine FVLCD is significantly affected by changes in key assumptions of determining which population of comparable companies are most relevant and the price for these precedent transactions. In determining the comparability of public companies and precedent transactions, factors such as primary ore, location, stage of operations, reserves and resources, exploration potential, infrastructure, and accessibility for the underlying commodity were taken into consideration. The Company performed a sensitivity analysis on the key assumption being the population of comparable transactions and determined that a change in this assumption could lead to a different fair value of this asset. Management's estimate of FVLCD is classified as a level 3 in the fair value hierarchy as the inputs are not based on observable market data.

In prior periods, management utilized the discounted cash flow method as the valuation technique to determine the recoverable amount. Recoverable values were determined with internal discounted cash flow economic models projected using management's best estimate of recoverable mineral reserves and resources, future operating costs, capital expenditures and long-term foreign exchange rates and corroborated by in situ value of its Reserves and Resources. As Jerritt Canyon does not currently have a mine plan to estimate future cash flows, the market approach was used during the current period to determine the FVLCD.

Based on the Company's assessment, the Company concluded that the carrying value of the Jerritt Canyon mine had an estimated recoverable value, based on its FVLCD, below its carrying value at March 31, 2023. As a result, the following impairment charge was recognized during the first quarter of 2023:

Year Ended December 31, 2023
Impairment of non-current asset	$125,200
Deferred income tax recovery	(31,237)
Impairment of non-current asset, net of tax	$93,963

As at December 31, 2024, the Company determined there were no significant events or changes in circumstances to indicate that the carrying amount of its non-current assets may not be recoverable, nor indicators that the recoverable amount of its previously impaired assets will exceed its carrying value. As such, no impairment or impairment reversal was recognized during the year ended December 31, 2024 (year ended December 31, 2023 - $125.2 million (Note 14) and $nil million impairment, respectively).

The impairment charge recognized for the year ended December 31, 2023 with respect to the Jerritt Canyon operating segment, which was recorded during the first quarter of 2023, was allocated as follows:

Year Ended December 31, 2023
Mining interest - producing properties	$78,128
Mining interests - exploration properties (non-depletable)	17,388
Property, plant and equipment	29,684
Impairment of non-current asset	$125,200

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

19.  RESTRICTED CASH

Restricted cash is comprised of the following:

	December 31, 2024	December 31, 2023
Nevada Division of Environmental Protection(1)	$19,346	$18,408
SAT Primero tax dispute(2)	86,726	107,165
Non-Current Restricted Cash	$106,072	$125,573

(1) On November 2, 2021, the Company executed an agreement with the Nevada Division of Environmental Protection ("NDEP") relating to funds required to establish a trust agreement to cover post-closure water treatment cost at Jerritt Canyon. During the year ended December 31, 2022, the Company funded $17.7 million into a trust; these amounts along with interest earned on the balance are included within non-current restricted cash.

(2) In connection with the dispute between Primero Empresa Minera, S.A. de C.V. ("PEM") and the Servicio de Admistracion Tributaria ("SAT") relating to the advanced pricing agreement (Note 28), the SAT froze a PEM bank account as security for certain tax reassessments which are being disputed. The balance in this frozen account as at December 31, 2024 was $86.7 million (1,758 million MXN). This balance consists of Value Added Tax ("VAT") refunds due to PEM. The Company does not agree with SAT's position and has challenged it through the relevant legal channels, both domestically and internationally.

20.  TRADE AND OTHER PAYABLES

The Company's trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	December 31, 2024	December 31, 2023
Trade payables	$35,397	$31,863
Trade related accruals	23,196	16,302
Payroll and related benefits	32,239	35,331
Restructuring obligations	709	1,456
NSR royalty liabilities (Notes 15(b)(c))	3,538	2,850
Environmental duty and net mineral sales proceeds tax	2,701	3,023
Other accrued liabilities	6,115	3,588
	$103,895	$94,413

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

21.  DEBT FACILITIES

The movement in debt facilities during the year ended December 31, 2024 and year ended December 31, 2023, respectively, are comprised of the following:

	Convertible Debentures (a)	Revolving Credit Facility (b)	Total
Balance at December 31, 2022	$190,242	$20,120	$210,362
Finance costs
Interest expense	858	2,616	3,474
Accretion	9,170	-	9,170
Repayments of finance costs	(864)	(2,330)	(3,194)
Balance at December 31, 2023	$199,406	$20,406	$219,812
Finance costs
Interest expense	863	2,619	3,482
Accretion	9,679	-	9,679
Repayments of principal	-	(20,000)	(20,000)
Repayments of finance costs	(865)	(2,626)	(3,491)
Balance at December 31, 2024	$209,083	$399	$209,482

Statements of Financial Position Presentation
Current portion of debt facilities	$426	$406	$832
Non-current portion of debt facilities	198,980	20,000	218,980
Balance at December 31, 2023	$199,406	$20,406	$219,812
Current portion of debt facilities	$426	$399	$825
Non-current portion of debt facilities	208,657	-	208,657
Balance at December 31, 2024	$209,083	$399	$209,482

(a) Convertible Debentures

Senior Convertible Debentures

On December 2, 2021, the Company issued $230 million of unsecured senior convertible debentures (the "Notes"). The Company received net proceeds of $222.8 million after transaction costs of $7.2 million. The Notes mature on January 15, 2027 and bear an interest rate of 0.375% per annum, payable semi-annually in arrears in January and July of each year.

The Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 60.3865 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $16.56 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate.

The Company may not redeem the Notes before January 20, 2025 except in the event of certain changes in Canadian tax law. At any time on or after January 20, 2025 and until maturity, the Company may redeem all or part of the Notes for cash if the last reported share price of the Company's common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. The redemption price is equal to the sum of:  (i) 100% of the principal amount of the Notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 45

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

21.  DEBT FACILITIES (continued)

(a) Convertible Debentures (continued)

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, up to the fundamental change purchase date.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $222.8 million from the Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $180.4 million using a discounted cash flow model method with an expected life of five years and a discount rate of 4.75%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method at an effective interest rate of 5.09% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $42.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $11.4 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $7.2 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

(b) Revolving Credit Facility

On June 28, 2024, the Company amended its senior secured revolving credit facility (the "Revolving Credit Facility") with the Bank of Montreal, BMO Harris Bank N.A., Bank of Nova Scotia, Toronto Dominion Bank and National Bank of Canada (the "syndicate") to amend the definition of indebtedness to exclude surety bonds, and to adjust the leverage covenant threshold from 3.00:1.00 (gross) to a 3.50:1.00 (net) leverage ratio. The maturity date of the credit facility continues to be June 29, 2026, with a credit limit of $175.0 million. Interest on the drawn balance will accrue at the Secured Overnight Financing Rate ("SOFR") plus an applicable range of 2.25% to 3.50% per annum while the undrawn portion is subject to a standby fee with an applicable range of 0.563% to 0.875% per annum, dependent on certain financial parameters of First Majestic. As at December 31, 2024, the applicable rates were 2.250% and 0.563% per annum, respectively.

These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company's subsidiaries.

The Revolving Credit Facility includes financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a net leverage ratio based on net indebtedness to rolling four quarters adjusted EBITDA of not more than 3.50 to 1.00; and (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into finance leases, excluding any leases that would have been classified as operating leases in effect immediately prior to the implementation of IFRS 16 - Leases, of up to $50.0 million. As at December 31, 2024, the Company was in compliance with all of its debt covenants.

At December 31, 2024, the Company had letters of credit outstanding in the amount of $35.4 million (December 2023 - $30.4 million) as part of ongoing reclamation and mine closure obligations. As at December 31, 2024 the undrawn portion of the Revolving Credit Facility net of the letters of credit and drawdowns is $139.6 million (December 2023 - $124.6 million).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 46

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

22.  LEASE LIABILITIES

The Company has Category I leases, Category II leases and equipment financing liabilities for various mine and plant equipment, office space and land. Category I leases and equipment financing obligations require underlying assets to be pledged as security against the obligations and all of the risks and rewards incidental to ownership of the underlying asset being transferred to the Company. For Category II leases, the Company controls but does not have ownership of the underlying right-of-use assets.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

Certain lease agreements may contain lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, the Company has elected to account for the lease and non-lease components as a single lease component.

The movement in lease liabilities during the periods ended December 31, 2024 and December 31, 2023 are comprised of the following:

	Category I Leases(a)	Category II Leases(b)	Total
Balance at December 31, 2022	$5,943	$31,640	$37,583
Additions	2,231	4,540	6,771
Remeasurements	-	6,151	6,151
Disposals	-	(36)	(36)
Finance costs	388	2,217	2,605
Repayments of principal	(3,502)	(11,736)	(15,238)
Repayments of finance costs	(389)	(2,183)	(2,572)
Transfer to asset held-for-sale (Note 14)	-	(82)	(82)
Foreign exchange	-	1,520	1,520
Balance at December 31, 2023	$4,671	$32,031	$36,702
Additions	1,110	7,992	9,102
Remeasurements	-	1,157	1,157
Finance costs	209	2,067	2,276
Repayment of principal	(3,119)	(14,152)	(17,271)
Repayments of finance costs	(209)	(2,053)	(2,262)
Foreign Exchange	-	(2,169)	(2,169)
Balance at December 31, 2024	$2,662	$24,873	$27,535
Statements of Financial Position Presentation
Current portion of lease liabilities	$3,144	$14,226	$17,370
Non-current portion of lease liabilities	1,527	17,805	19,332
Balance at December 31, 2023	$4,671	$32,031	$36,702
Current portion of lease liabilities	$1,857	$14,358	$16,215
Non-current portion of lease liabilities	805	10,515	11,320
Balance at December 31, 2024	$2,662	$24,873	$27,535

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 47

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

22.  LEASE LIABILITIES (continued)

(a) Category I leases

Category I leases primarily relate to financing arrangements entered into for the rental of vehicles and equipment. These leases have remaining lease terms of one to four years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 3.8% to 8.5% per annum.

(b) Category II leases

Category II leases primarily relate to equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment. These leases have remaining lease terms of one to seven years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 3.4% to 11.8% per annum.

During the year ended December 31, 2024 and 2023, the amounts of lease payments recognized in the profit and loss are summarized as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Expenses relating to variable lease payments not included in the measurement of lease liability	$75,789	$113,486
Expenses relating to short-term leases	19,059	29,996
Expenses relating to low value leases	98	661
	$94,946	$144,143

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 48

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

23.  DECOMMISSIONING LIABILITIES

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining operation. Movements in decommissioning liabilities during the years ended December 31, 2024 and 2023 are allocated as follows:

	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Non- Operating Properties(1)	Total
Balance at December 31, 2022	$15,423	$10,839	$11,306	$100,979	$10,470	$149,017
Movements during the year:
Change in rehabilitation provision	(2,687)	816	(634)	(3,183)	139	(5,549)
Reclamation costs incurred	-	-	-	(270)	(5)	(275)
Accretion expense	1,467	1,032	1,076	3,796	954	8,325
Foreign exchange gain	-	-	-	-	46	46
Balance at December 31, 2023	$14,203	$12,687	$11,748	$101,322	$11,604	$151,564
Movements during the year:
Change in rehabilitation provision	(2,346)	(1,302)	(1,362)	6,165	(2,159)	(1,004)
Reclamation costs incurred	-	(387)	(140)	(480)	(96)	(1,103)
Accretion expense	1,372	1,228	1,136	4,798	1,076	9,610
Balance at December 31, 2024	$13,229	$12,226	$11,382	$111,805	$10,425	$159,067

(1) Non-operating properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines, along with the La Luz project. La Guitarra and La Parrilla were classified as assets held-for-sale up to the date of disposition on March 29, 2023 and August 14, 2023, respectively. As of December 31, 2024, the assets and liabilities have been derecognized (Note 14).

A provision for decommissioning liabilities is estimated based on current regulatory requirements and is recognized at the present value of such costs. The expected timing of cash flows in respect of the provision is based on the estimated life of the  Company's mining operations. The discount rate for Mexico is 10.6% (2023 - 9.7%), while the inflation rate used is based on long-term expected inflation rate of 3.7% (2023 - 3.6%).

At the Jerritt Canyon Gold Mine, the discount rate used is 4.6% (2023 - 4.7%), while the inflation rate is based on the long-term expected inflation rate of 2.2% in the U.S (2023 - 2.4%).

The present value of reclamation liabilities may be subject to change based on changes to cost estimates, remediation technologies or applicable laws and regulations. Changes in decommissioning liabilities are recorded against mining interests.

At December 31, 2024, the reclamation and closure cost obligation for the Jerritt Canyon Gold Mine totaled $111.8 million. This obligation is secured through $82.4 million in surety bonds held with the NDEP and the USFS, with $35.4 million in letters of credit as collateral for these bonds, to support various reclamation obligation bonding requirements (Note 19).

Additionally, on November 2, 2021, the Company executed an agreement with the NDEP relating to funds required to establish a trust agreement to cover post-closure water treatment cost at Jerritt Canyon. The amounts were funded into a trust on October 31, 2022 which are included in the decommissioning liabilities provision with a total of $19.3 million being currently held in this account.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 49

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

24.  INCOME TAXES

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial statutory tax rate to the income tax expense for the year ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
Loss before tax	($26,454)	($195,915)
Combined statutory tax rate	27%	27%
Income tax recovery computed at statutory tax rate	(7,143)	(52,897)
Reconciling items:
Effect of different foreign statutory tax rates on earnings of subsidiaries	(2,060)	6,152
Impact of foreign exchange on deferred income tax assets and liabilities	63,844	(60,889)
Change in unrecognized deferred income tax asset	12,469	44,230
7.5% mining royalty in Mexico and Nevada net proceeds tax	13,539	2,100
Other non-deductible expenses	9,660	13,994
Impact of inflationary adjustments	(14,228)	(12,714)
Change in tax provision estimates	(3,740)	448
Value of losses forgone due to tax settlement	311	-
Tax settlement	205	-
Other	2,574	(1,227)
Income tax expense (recovery)	$75,431	($60,803)

Statements of Earnings Presentation
Current income tax expense	$31,997	$14,005
Deferred income tax recovery	43,434	(74,808)
Income tax expense (recovery)	$75,431	($60,803)
Effective tax rate	(285%)	31%

The Company's statutory tax rate increased effective January 1, 2018 to 27.00%.

For the year ended December 31, 2024, the effective income tax rate on income from operations was (285%) (2023 - 31%).  The significant items impacting the effective income tax rate on losses from operations include foreign exchange effects, inflationary adjustment impacts, Mexico specific mining tax, the tax impact of the deferred tax assets not recognized, and non-deductible expenses. The tax provision on earnings is computed after taking account of intercompany transactions such as interest on loans, sales, and other charges and credits among subsidiaries resulting from their capital structure as well as from the various jurisdictions in which operations and assets are owned.  For these reasons, the effective tax rate differs from the combined corporate statutory rate in Canada.  The Company's effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates.

As at December 31, 2024 and 2023, the Company has the following income tax payable balances:

	Year Ended December 31,
	2024	2023
Current income tax payable	$22,792	$5,222
Non-current income tax payable	19,685	23,612
	$42,477	$28,834

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 50

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

24.  INCOME TAXES (continued)

During the years ended December 31, 2024 and 2023, the movement in deferred tax assets and deferred tax liabilities is shown as follows:

Deferred tax assets	Losses	Provisions	Deferred tax asset not recognized	Other	Total
At December 31, 2022	$147,630	$42,677	($70,716)	$15,994	$135,585
Benefit (expense) to statement of earnings	54,978	(784)	(59,897)	5,824	121
Translation and other	-	314	-	-	314
At December 31, 2023	$202,608	$42,207	($130,613)	$21,818	$136,020
Benefit (expense) to statement of earnings	35,406	2,043	(28,715)	(2,960)	5,774
At December 31, 2024	$238,014	$44,250	($159,328)	$18,858	$141,794

Deferred tax liabilities		Property, plant and equipment and mining interests	Effect of Mexican tax deconsolidation	Other	Total
At December 31, 2022		$178,991	$-	$22,000	$200,991
Benefit to statement of earnings		(49,050)	-	(25,637)	(74,687)
At December 31, 2023		$129,941	$-	($3,637)	$126,304
Benefit to statement of earnings		58,576	-	(9,367)	49,209
At December 31, 2024		$188,517	$-	($13,004)	$175,513

Statements of Financial Position Presentation
Deferred tax assets					$88,732
Deferred tax liabilities					79,017
At December 31, 2023					($9,715)
Deferred tax assets					$46,375
Deferred tax liabilities					80,094
At December 31, 2024					$33,719

At December 31, 2024, the Company recognized $46.4 million (2023 - $88.7 million) of net deferred tax assets in entities that have had a loss for tax purposes in either 2024 or 2023, or both. In evaluating whether it is probable that sufficient taxable income will be generated to realize the benefit of these deferred tax assets, the Company considered all available evidence, including approved budgets, forecasts and business plans and, in certain cases, tax planning opportunities.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 51

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

24.  INCOME TAXES (continued)

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2024 was $303.3 million (2023 -  $263.9  million).

Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	Year Ended December 31,
	2024	2023
Non-capital losses	$460,193	$347,291
Capital losses	32,971	33,005
Accrued expenses	849	628
Mineral properties, plant and equipment	39,145	46,188
Other	49,007	53,592
	$582,165	$480,704

As at December 31, 2024 and 2023, the Company has available Canadian, US and Mexican non-capital tax losses, which if not utilized will expire as follows:

Year of expiry	Canadian non-capital losses	US non-capital losses	Mexican non-capital losses	December 31, 2024	December 31, 2023
2025	-	-	19,991	19,991	33,213
2026	-	-	2,759	2,759	21,168
2027	-	-	8,086	8,086	3,211
2028	-	-	45,953	45,953	8,587
2029	-	-	84,046	84,046	48,690
2030	-	-	73,514	73,514	89,522
2031	-	-	56,090	56,090	55,906
2032	-	-	7,768	7,768	62,244
2033	-	-	81,247	81,247	8,904
2034 and after	51,206	26,492	90,383	168,081	132,085
No expiry	-	285,569	-	285,569	261,576
Total	$51,206	$312,061	$469,837	$833,104	$725,106
Unrecognized losses	$51,206	$26,492	$343,501	$421,199	$175,705
The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 52

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

25.  SHARE CAPITAL

(a) Authorized and issued capital

The Company has unlimited authorized common shares with no par value.

The movement in the Company's issued and outstanding capital during the periods is summarized in the consolidated statements of changes in equity.

	Year Ended December 31, 2024		Year Ended December 31, 2023
	Number of Shares	Net Proceeds	Number of Shares	Net Proceeds
ATM program	14,300,000	$93,899	13,919,634	$92,092

The Company files prospectus supplements to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company. The sale of common shares has taken place through "at-the-market" ("ATM") distributions", as defined in National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. During the year ended December 31, 2023, the Company sold 1,719,634 common shares under its  2022 ATM program in existence at that time at an average price of $8.75 per common share for gross proceeds of $15.0 million, or net proceeds of $14.4 million. During the year ended December 31, 2023, the Company sold 12,200,000 common shares under its 2023 ATM program in existence at that time at an average price of $6.51 per common share for gross proceeds of $79.5 million, or net proceeds of $77.9 million. During the year ended December 31, 2024, no shares were sold under the 2022 or 2023 ATM program. As at December 31, 2024, the Company incurred $nil (2023 - $2.4 million) in transaction costs in relation to the 2022 and 2023 ATM programs.

On August 3, 2023, the Company filed a final short form base shelf prospectus in each province of Canada (other than Québec), and a registration statement on Form F-10 in the United States, which allows the Company to undertake offerings (including by way of an ATM) under one or more prospectus supplements of various securities listed in the shelf prospectus, up to an aggregate total of $500.0 million, over a 25-month period that ends on September 3, 2025.

On February 22, 2024, the Company entered into an equity distribution agreement with BMO Capital Markets Corp. and TD Securities (USA) LLC (collectively, the "Agents") and filed a prospectus supplement to its short form base shelf prospectus dated August 3, 2023, pursuant to which the Company may, at its discretion and from time-to-time sell through the Agents, common shares of the Company for aggregate gross proceeds of up to $150.0 million through an ATM program (the "2024 ATM Program"). During the year ended December 31, 2024, 14,300,000 common shares were sold under the 2024 ATM Program at an average price of $6.73 per share, for gross proceeds of $96.2 million or net proceeds of $93.9 million. As at December 31, 2024, the Company incurred $2.3 million in transaction costs in relation to the 2024 ATM Program.

On September 12, 2024 the Company renewed its ongoing share repurchase program (the "Share Repurchase Program") which permits it to repurchase up to 10,000,000 shares (3.32% of the Company's issued and outstanding shares as at September 4, 2024) up to September 12, 2025 The Share Repurchase Program is a "normal course issuer bid" and will be carried out through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. All common shares, if any, purchased pursuant to the Share Repurchase Program will be cancelled. The Company believes that from time to time, the market price of its common shares may not fully reflect the underlying value of the Company's business and its future business prospects. The Company believes that at such times, the purchase of common shares would be in the best interest of the Company. During the year ended December 31, 2024, the Company repurchased an aggregate of 50,000 common shares at an average price of CAD$7.81 per share as part of the Share Repurchase Program (December 2023 - $nil) for total payments of $0.3 million, net of transaction costs.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 53

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

25.  SHARE CAPITAL (continued)

(b) Stock options

On May 26, 2022, the Company's shareholders approved a new Long-Term Incentive Plan (the "2022 LTIP"). Under the terms of the 2022 LTIP, the maximum number of common shares of the Company reserved for issuance in respect of awards granted under the plan, together with any other security-based arrangements of the Company, cannot exceed 6% of the Company's issued and outstanding shares at the time of granting the award. The Company may grant stock options ("Options") to its directors, employees and consultants under the 2022 LTIP. Options may be granted for a period of time not to exceed ten years from the grant date, and the exercise price of all options will not be lower than the Market Price (as defined in the 2022 LTIP) of the Company's common shares as of the grant date. All Options (other than those granted to the Company's President & Chief Executive Officer) vest in equal portions over a period of 30 months, with 25% vesting on the first anniversary of the grant date, and an additional 25% vesting each six months thereafter. All Options granted to the President and Chief Executive Officer vest in equal portions over a period of five years, with 20% vesting on the first anniversary of the grant date, and an additional 20% vesting each 12 months thereafter. Any Options granted prior to May 26, 2022 will be governed by the terms of the plan under which they were granted, namely the 2017 Option Plan and the 2019 Long-Term Incentive Plan (the "2019 LTIP"), as applicable.

The following table summarizes information about Options outstanding as at December 31, 2024:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
5.01 - 10.00	3,715,562	8.31	7.17	1,575,397	8.60	4.75
10.01 - 15.00	2,886,075	12.81	6.76	2,375,636	13.01	6.59
15.01 - 20.00	888,982	16.42	5.83	839,382	16.42	5.85
20.01 - 250.00	438,500	21.61	6.36	412,900	21.60	6.36
	7,929,119	11.59	6.83	5,203,315	12.91	5.90

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 54

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

25.  SHARE CAPITAL (continued)

(b) Stock options (continued)

The movements in Options issued for the year ended December 31, 2024 and year ended December 31, 2023 are summarized as follows:

	Year Ended December 31, 2024		Year Ended December 31, 2023

	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the period	7,366,252	12.32	7,275,744	13.19
Granted	1,483,726	8.12	1,881,297	9.15
Exercised	(20,625)	7.89	(337,500)	8.42
Cancelled or expired	(900,234)	11.89	(1,453,289)	13.51
Balance, end of the period	7,929,119	11.59	7,366,252	12.32

During the year ended December 31, 2024, the aggregate fair value of Options granted was $4.1 million (December 31, 2023 - $6.1 million), or a weighted average fair value of $2.77 per Option granted (December 31, 2023 - $3.23).

During the year ended December 31, 2024, total share-based payments expense related to Options was $5.0 million (December 31, 2023 - $6.9 million).

The following weighted average assumptions were used in estimating the fair value of Options granted using the Black-Scholes Option Pricing Model:

		Year Ended	Year Ended
Assumption	Based on	December 31, 2024	December 31, 2023
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options' expected life	3.48	3.80
Expected life (years)	Weighted average life of previously transacted awards	4.04	4.06
Expected volatility (%)	Historical volatility of the Company's stock	58.00	59.05
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	0.28%	0.35%

The weighted average closing price of the Company's common shares at date of exercise for the year ended December 31, 2024 was CAD$10.53 (December 31, 2023 - CAD$9.78).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 55

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

25.  SHARE CAPITAL (continued)

(c)    Restricted Share Units

Under the 2022 LTIP, the Company may award to its directors, employees and consultants non-transferable Restricted Share Units ("RSUs") based on the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company.  Any RSUs granted prior to May 26, 2022 continue to be governed by the terms of the prior 2019 LTIP.

During the year ended December 31, 2024, a total of 1,127,330 RSUs were awarded by the Company to directors and employees under the 2022 LTIP, of which 264,280 RSUs may only be settled in cash resulting in a total expense of $0.7 million (2023 - $nil million). During the year ended December 31, 2024, 35,690 cash-settled RSUs were forfeited at a weighted average price of CAD$7.98 per share. As at December 31, 2024, there were a total of 228,590 RSUs outstanding that may only be settled in cash, with a total liability of $0.7 million (2023 - $nil million).

The following table summarizes the changes in RSUs intended to be settled in equity for the year ended December 31, 2024 and the year ended December 31, 2023:

	Year Ended December 31, 2024		Year Ended December 31, 2023
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the year	880,889	11.92	652,339	14.35
Granted	863,050	7.96	768,066	10.90
Settled	(374,408)	12.65	(273,515)	14.74
Forfeited	(76,933)	9.10	(266,001)	12.05
Outstanding, end of the year	1,292,598	9.23	880,889	11.92

During the year ended December 31, 2024, total share-based payments expense for RSUs that the Company intends to settle in equity was $5.0 million (December 31, 2023 - $4.5 million).

(d)  Performance Share Units

Under the 2022 LTIP the Company may award to its directors, employees and consultants non-transferable Performance Share Units ("PSUs"). The amount of units to be issued on the vesting date will vary from 0% to 200% of the number of PSUs granted, depending on the Company's total shareholder return compared to the return of a selected group of peer companies over a three-year period commencing as of the grant date. Unless otherwise stated, the PSU awards typically vest three years from the grant date and can be settled either in cash or equity upon vesting at the discretion of the Company. The fair value of a PSU is based on the Company's share price at the date of grant and will be adjusted based on the number of common shares actually issuable in respect of the PSU, which shall be determined on the vesting date. Any PSUs granted prior to May 26, 2022 continue to be governed by the terms of the prior 2019 LTIP.

During the year ended December 31, 2024, a total of 500,930 PSUs were awarded by the Company to employees under the 2022 LTIP, of which 30,430 PSUs may only be settled in cash, resulting in a total expense of $0.1 million (2023 - $nil). As at December 31, 2024, there were a total of 30,430 PSUs outstanding that may only be settled in cash, with a total liability of $0.1 million (2023 - $nil).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 56

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

25.  SHARE CAPITAL (continued)

(d)  Performance Share Units (continued)

The following table summarizes the changes in PSUs intended to be settled in equity granted to employees and consultants for the year ended December 31, 2024 and the year ended December 31, 2023:

	Year Ended December 31, 2024		Year Ended December 31, 2023
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	624,968	12.86	474,654	14.82
Granted	470,500	7.98	384,653	11.12
Settled	(51,050)	17.08	(38,087)	15.47
Forfeited	(94,609)	14.69	(196,252)	13.69
Outstanding, end of the period	949,809	10.03	624,968	12.86

During the year ended December 31, 2024, total share-based payments expense related to PSUs that the Company intends to settle in equity was $2.1 million (year ended December 31, 2023 - $1.5 million).

(e)  Deferred Share Units

The terms of the 2019 LTIP permitted the Company to grant to its directors, employees and consultants non-transferable Deferred Share Units ("DSUs"), among other awards. Unless otherwise stated, DSUs awarded under the 2019 LTIP typically vested immediately of the grant date. The fair value of DSUs granted under the 2019 LTIP is based on the Company's share price as at the date of grant. All DSUs awarded by the Company will be settled in common shares of the Company.

The following table summarizes the changes in DSUs granted to directors under the 2019 LTIP for the year ended December 31, 2024 and the year ended December 31, 2023:

	Year Ended December 31, 2024		Year Ended December 31, 2023
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	50,601	15.83	50,601	15.83
Settled	(20,440)	15.59	-	-
Outstanding, end of the period	30,161	15.99	50,601	15.83

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 57

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

25.  SHARE CAPITAL (continued)

(e) Deferred Share Units (continued)

On March 23, 2022, a revised standalone DSU plan was adopted by the Company (the "2022 DSU Plan"). All DSUs issued under the 2022 DSU Plan will be settled in cash only.

The following table summarizes the changes in DSUs granted to directors for the year ended December 31, 2024 and the year ended December 31, 2023 under the 2022 DSU plan:

	Year Ended December 31, 2024		Year Ended December 31, 2023
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	62,332	10.97	9,143	13.63
Granted	75,184	7.98	53,189	10.51
Settled	(36,372)	9.03	-	-
Outstanding, end of the period	101,144	9.44	62,332	10.97

During the year ended December 31, 2024, total share-based payments expense related to DSU's under the 2022 DSU plan was $0.4 million (year ended December 31, 2023 - $0.3 million). As at December 31, 2024, there were a total of 101,144 DSUs outstanding, with a total liability of $0.6 million (2023 - $0.5 million).

(f) Dividends

The Company declared the following dividends during the year ended December 31, 2024:

Declaration Date	Record Date	Dividend per Common Share
February 21, 2024	March 14, 2024	$0.0048
May 7, 2024	May 17, 2024	$0.0037
July 31, 2024	August 16, 2024	$0.0046
November 6, 2024	November 15, 2024	$0.0048
February 19, 2025 (1)	February 28, 2025	$0.0057

(1) These dividends were declared subsequent to the period end and have not been recognized as distributions to owners during the period presented.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 58

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

26.  FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company's financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a) Fair value and categories of financial instruments

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm's-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company's financial assets and liabilities held at fair value for which a valuation technique is used.

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

During the three months ended June 30, 2023, marketable securities valued at $19.6 million were transferred from Level 3 to Level 1 due to the resumption of trading of Sierra Madre shares on the TSX Venture on June 5, 2023. Level 1 assets include those assets in which unadjusted quoted prices in active markets are accessible to the Company at the measurement date.

There were no transfers between levels 1, 2, and 3 during the year ended December 31, 2024.

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Marketable securities - common shares	Marketable securities and silver future derivatives are valued based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position. Marketable securities - stock warrants are valued using the Black-Scholes model based on the observable market inputs (Level 2).
Marketable securities - stock warrants
Silver futures derivatives

Financial Instruments Measured at Amortized Cost	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature.
Restricted cash
Trade and other receivables
Trade and other payables
Debt facilities

The debt related to the revolving credit facility approximated carrying value as discount rate on these instruments approximate the Company's credit risk.

The senior convertible debentures are recognized at amortized cost using the effective interest rate method. The observable fair value of the Company's senior convertible debenture have been estimated based on the the current SOFR rates, applicable margin, premium adjustments, and comparison to discount rates used by the peer group on similar notes, which indicates a fair value of $191.7 million (carrying amount: $209.1 million).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 59

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

26.  FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a)  Fair value and categories of financial instruments (continued)

The following table presents the Company's fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	December 31, 2024			December 31, 2023
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Marketable securities (Note 13)	$49,781	$49,718	$63	$62,380	$61,749	$631

The Company's objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

In 2023, an impairment was recorded for the Jerritt Canyon mine bringing the carrying value of the asset to its recoverable amount, being its FVLCD (Note 18). Management's estimate of FVLCD is classified as a level 3 in the fair value hierarchy as the inputs are not based on observable market data. During the year ended December 31, 2023, an additional write down was recorded for the La Parrilla mine (Note 14), bringing the carrying value of the asset to its recoverable amount, being its FVLCD. The valuation technique used in the calculation of the fair value of consideration receivable, is categorized as Level 2 as it is based on the selling price in the market.

(b)  Capital risk management

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company's Board of Directors.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, lease liabilities, net of cash and cash equivalents as follows:

	December 31, 2024	December 31, 2023
Equity	$1,351,071	$1,358,120
Debt facilities	209,482	219,812
Lease liabilities	27,535	36,702
Less: cash and cash equivalents	(202,180)	(125,581)
	$1,385,908	$1,489,053

The Company's investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 21(b)) and lease liabilities (Note 22(b)). As at December 31, 2024, the Company was in compliance with all of its debt covenants.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 60

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

26.  FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c)  Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company's credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at December 31, 2024, net VAT receivable was $44.6 million (December 31, 2023 - $52.7 million), of which $14.2 million (December 31, 2023 - $27.5 million) relates to La Encantada, $5.1 million relates to Santa Elena (December 31, 2023 - $23.0 million), and $7.0 million (December 31, 2023 - $29.0 million) relates to San Dimas.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through four international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company's maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

The following table summarizes the maturities of the Company's financial liabilities and commitments as at December 31, 2024 based on the undiscounted contractual cash flows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$103,895	$103,895	$-	$-	$-
Debt facilities	234,097	2,444	231,653	-	-
Lease liabilities	30,572	16,497	10,631	3,247	197
Other liabilities	5,587	-	329	5,258	-
Commitments	3,654	3,654	-	-	-
	$377,805	$126,490	$242,613	$8,505	$197

At December 31, 2024, the Company had working capital of $224.5 million (December 31, 2023 - $188.9 million). Total available liquidity at December 31, 2024 was $364.2 million (December 31, 2023 - $313.6 million), including $139.6 million of undrawn revolving credit facility (December 31, 2023 - $124.6 million).

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If the Company needs additional liquidity to meet obligations, the Company may consider drawing on its debt facility, securing additional debt financing and/or equity financing.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 61

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

26.  FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c)  Financial risk management (continued)

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company's net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company's net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

							December 31, 2024
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Trade and other receivables	Other financial assets	Trade and other payables	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian Dollar	$1,097	$-	$-	$1,165	$1,282	($5,422)	($1,878)	($188)
Mexican Peso	25,748	86,726	44,614	-	-	(63,988)	93,100	9,310
	$26,845	$86,726	$44,614	$1,165	$1,282	($69,410)	$91,222	$9,122

From time to time, the Company utilizes certain derivatives to manage its foreign exchange exposures to the Mexican Peso. During the year ended December 31, 2024, the Company had an unrealized gain of $nil (2023 - $nil) on fair value adjustments to its foreign currency derivatives. As at December 31, 2024, the Company does not hold any foreign currency derivatives (December 31, 2023 - $nil).

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments, non-financial items and net earnings. The Company's revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company's control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.

The following table summarizes the Company's exposure to commodity price risk and their impact on net earnings:

		December 31, 2024
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in inventory	$1,557	$676	$2,233
	$1,557	$676	$2,233

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company's interest-bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at December 31, 2024, the Company's exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company's interest rate exposure at December 31, 2024, a 25 basis points increase or decrease in the market interest rate does not have a significant impact on net earnings or loss.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 62

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

27.  SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,
	2024	2023
Other adjustments to investing activities:
Loan to Sierra Madre(1)	($5,000)	$-
Purchase of marketable securities	(11,967)	(2,493)
Proceeds from disposal of marketable securities	18,481	1,274
Other strategic investments	(695)	-
	$819	($1,219)
Net change in non-cash working capital items:
(Increase) in trade and other receivables	($1,509)	($1,501)
Decrease (increase) in value added taxes receivable	8,123	(7,765)
Decrease (Increase) in inventories	2,268	(505)
Decrease (increase) in prepaid expenses and other	552	(3,103)
(Decrease) increase in income taxes payable	(2,520)	531
Increase (decrease) in trade and other payables	2,818	(6,193)
Decrease (increase) in restricted cash (Note 19)	19,501	(380)
	$29,233	($18,916)
Non-cash investing and financing activities:
Shares received from disposition of mining interest	$-	$46,994
Disposition of La Guitarra	-	(49,238)
Transfer of share-based payments reserve upon settlement of RSU's, PSU's and DSU's	4,329	3,410
Transfer of share-based payments reserve upon exercise of options	57	1,055
Assets acquired by lease	(1,110)	(2,231)
	$3,276	($10)

(1) On April 29, 2024, the Company entered into an agreement to loan $5.0 million to Sierra Madre, to be used towards the development and progress of the La Guitarra Mine. The transaction closed on May 7, 2024 ("Closing Date") and will be repayable to the Company in 24 months ("Maturity Date"). The loan is subject to an interest rate of 15% per year, which will be due and payable starting six months from the Closing Date of the loan.

As at December 31, 2024, cash and cash equivalents include $1.5 million (December 31, 2023 - $1.9 million) that are held in-trust as bonds for tax audits in Mexico.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 63

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

28.  CONTINGENCIES AND OTHER MATTERS

Due to the size, complexity and nature of the Company's operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated.

(a) Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

(b) Primero Tax Rulings

When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it assumed the obligations under a Silver Purchase Agreement ("Old Stream Agreement") that required its subsidiary, PEM, to sell exclusively to Wheaton Precious Metals ("WPMI") up to 6 million ounces silver produced from the San Dimas Mine, and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.014 per ounce plus an annual increase of 1% ("PEM Realized Price"). In May 2018, the Old Stream Agreement was terminated between WPMI and Silver Trading (Barbados) Limited ("STB") in connection with the Company entering into a new stream agreement with WPMI concurrent with the acquisition of Primero by the Company.

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on the PEM Realized Price instead of at spot market prices.

To obtain tax and legal assurance that the Mexican tax authority, Servicio de Administración Tributaria ("SAT") would accept the PEM Realized Price as the transfer price to calculate Mexican income taxes payable by PEM, a mutually binding Advance Pricing Agreement ("APA") was entered into with the SAT for taxation years 2010 to 2014. On October 4, 2012, the SAT confirmed that based on the terms of the APA, the PEM Realized Price could be used as PEM's basis for calculating taxes owed for the silver sold under the Old Stream Agreement.

In August 2015, the SAT commenced a legal process seeking to retroactively nullify the APA; however, the SAT did not identify an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it received the PEM Realized Price.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $310.8 million (6,299 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $164.3 million (3,330 million MXN) inclusive of accrued interest, inflation and penalties, and in 2023, the SAT issued reassessments for the 2014, 2015, and 2016 tax years in the total amount of $418.8 million (8,488 MXN) inclusive of interest, inflation, and penalties (collectively, the "Reassessments"). For the 2017 and 2018 tax years, the SAT has initiated audits that have not yet been concluded, and therefore, tax assessments for these years have yet to be issued. The Company believes that the Reassessments fail to recognize the applicability of a valid transfer pricing methodology. The major items in the Reassessments include determination of revenue based on spot market prices of silver, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in domestic legal proceedings in Mexico, and the Company has also requested resolution of the transfer pricing dispute pursuant to the Mutual Agreement Procedure ("MAP"), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP processes contained in the three tax treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties. Furthermore, the Company continues to believe that the APA remains valid and legally binding on the SAT.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 64

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

28.  CONTINGENCIES AND OTHER MATTERS (continued)

(b) Primero Tax Rulings (continued)

The Company continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. Furthermore, as discussed further below, the Company has also made claims against Mexico under Chapter 11 of the North American Free Trade Agreement ("NAFTA") for violation of its international law obligations.

Domestic Remedies

In September 2020, the Company was served with a decision of the Federal Tax Court seeking to nullify the APA granted to PEM. The Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. As two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Mexican Circuit Court to send the appeal file to them, and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. Both writs of certiorari were withdrawn in December 2022. The challenge filed by the Company was returned to the Mexican Circuit Court on February 14, 2023 and on December 5, 2023, the Mexican Circuit Court issued a decision, which was formally notified to the Company on January 4, 2024.

In such decision, the Mexican Circuit Court partially granted constitutional protection to the Company with respect to certain matters, but not others.

Accordingly, on January 18, 2024, PEM filed an extraordinary appeal to the Mexican Supreme Court of Justice with respect to PEM's constitutional arguments that were not accepted in the Mexican Circuit Court's decision, and following the admission of the appeal, the Second Chamber of the Supreme Court of Justice assumed jurisdiction over the appeal on June 20, 2024.  On September 18, 2024, the Supreme Court issued its decision, which was formally notified to the Company on October 15, 2024. The Supreme Court dismissed the Company's appeal regarding the constitutional arguments, but affirmed the validity of certain precedents of the Supreme Court which the Company believes are favourable to PEM and that were not considered by the Federal Tax Court in its original decision in September 2020. The case was sent back to the Federal Tax Court, and on December 4, 2024, the Federal Tax Court issued a new decision which ignored the Supreme Court precedents. Accordingly, on January 23, 2025, PEM filed a new constitutional lawsuit against the latest decision of the Federal Tax Court, and it expects that a decision on this new lawsuit will be issued by the Collegiate Court in the second half of 2025.

International Remedies

i. NAFTA APA Claim

In respect of the APA, the Company submitted an Arbitration Request dated March 1, 2021 to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, pursuant to Chapter 11 of NAFTA (the "NAFTA APA Claim"). The NAFTA Arbitration Panel (the "Tribunal") was fully constituted on August 20, 2021. Various procedural filings have since been made by the Company and Mexico.

Of note, on May 26, 2023, the Tribunal partially granted certain provisional measures requested by the Company, issuing an order for Mexico to permit the withdrawal of the Company's VAT refunds for the period as of January 4, 2023 that had been deposited by the SAT into a frozen bank account, and to deposit all future VAT refunds into an account which shall remain freely accessible by the Company (the "PM Decision"). The PM Decision was upheld by the Tribunal on September 1, 2023, in response to a request from Mexico to revoke the decision. As a result, Mexico is obligated to comply with the PM Decision which requires payment of VAT refunds owing to PEM as of January 4, 2023 and into the future until the final award is rendered by the Tribunal. On July 9, 2024, the Company received a transfer of $11.0 million (198.4 million MXN) from the frozen bank account to a new bank account of PEM that the Company had opened in July 2023. The transfer of such funds was carried out by Mexico in furtherance of its obligations under the PM Decision.

In addition, in response to the Company's counter-arguments to a jurisdictional objection filed by Mexico in late July 2023, the Tribunal dismissed Mexico's objection, agreeing with the Company that the recovery of VAT refunds under the NAFTA VAT

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 65

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

28.  CONTINGENCIES AND OTHER MATTERS (continued)

(b) Primero Tax Rulings (continued)

Claim (as defined in the section below) does not breach the waiver under NAFTA (i.e. the NAFTA APA Claim and the NAFTA VAT Claim are not in respect of the same measures).

On February 12, 2024, Mexico filed a request (the "Consolidation Request") with ICSID pursuant to the procedure in Article 1126 of NAFTA to consolidate the NAFTA APA Claim and the NAFTA VAT Claim into one arbitration proceeding. A separate three-person tribunal to consider the Consolidation Request (the "Consolidation Tribunal") was constituted on May 8, 2024, and the first procedural hearing of the Consolidation Tribunal took place on July 16, 2024.

In order to expedite the arbitration proceedings, the Company has advised the Consolidation Tribunal and Mexico that it is proposing to add claims covered by the NAFTA VAT Claim to the NAFTA APA Claim as ancillary claims. The Tribunal with jurisdiction over the NAFTA APA Claim has, as of July 15, 2024, granted the Company the right to introduce the ancillary claims to the NAFTA APA Claim, which will make it unnecessary for the NAFTA VAT Claim to proceed separately from the NAFTA APA Claim. On October 1, 2024, the Company submitted its request to the Secretary-General of ICSID to discontinue the NAFTA VAT Claim pursuant to Rule 56 of the 2022 ICSID Arbitration Rules. Mexico objected to the discontinuance on October 7, 2024, so pursuant to Rule 56, the proceedings with respect to the NAFTA VAT Claim will continue.  In addition, Mexico filed its Memorial in support of the Consolidation Request on October 7, 2024, and the Company filed its Counter-Memorial on December 6, 2024. On January 8, 2025, a pre-hearing conference call took place among the Company, Mexico and the Consolidation Tribunal, and an in-person hearing was held in Washington, D.C. from January 27 to 28, 2025, at which the Consolidation Tribunal heard the Company's arguments against the Consolidation Request, and Mexico's arguments in support of the Consolidation Request.

We expect that the Consolidation Tribunal will make its decision in respect of the Consolidation Request in Q2 2025. Until such a decision has been made, proceedings in both the NAFTA APA Claim and the NAFTA VAT Claim have been suspended.  However, any decisions rendered to date by the Tribunal in the NAFTA APA Claim, including but not limited to the PM Decision, remain in force during such suspension.

If the SAT's attempts to retroactively nullify the APA are successful, the SAT can be expected to enforce any Reassessments for 2010 through 2014 against PEM in respect of its sales of silver pursuant to the Old Stream Agreement. Such an outcome would likely have a material adverse effect on the Company's results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be $272.9 million (5,531 million MXN), before taking into consideration interest or penalties.

Based on the Company's consultations with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and that the APA is valid, therefore, at this time, no liability has been recognized in the financial statements with respect to this matter.

To the extent it is ultimately determined that the pricing for silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company's business, financial position and results of operations.

ii. NAFTA VAT Claim

On March 31, 2023, the Company filed a new Notice of Intent on its own behalf and on behalf of PEM under the "legacy investment" claim provisions contained in Annex 14-C of the Canada-United States-Mexico Agreement ("CUSMA") and Chapter 11 of NAFTA to invite the Government of Mexico to engage in discussions to resolve the dispute regarding the ongoing denial of access to PEM's VAT refunds ("NAFTA VAT Claim") within the stipulated 90-day consultation period. The Company submitted its Arbitration Request for the NAFTA VAT Claim to ICSID on June 29, 2023 in order to preserve its legacy claim within NAFTA's applicable limitation period, and the Arbitration Request was registered by ICSID on July 21, 2023. As a result of the Consolidation Request (described above), the NAFTA VAT Claim has been suspended. As noted above, on October 1, 2024, the Company submitted its request to the Secretary-General of ICSID to discontinue the NAFTA VAT Claim

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 66

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

28.  CONTINGENCIES AND OTHER MATTERS (continued)

(b) Primero Tax Rulings (continued)

pursuant to Rule 56 of the 2022 ICSID Arbitration Rules. Mexico objected to the discontinuance on October 7, 2024, so pursuant to Rule 56, the proceedings with respect to the NAFTA VAT Claim will continue (however, such proceedings are currently suspended pending the outcome of the proceedings related to the Consolidation Request).

While the Company remains confident in its position with regards to its two NAFTA claims, it continues to engage with the Government of Mexico in consultation discussions so as to amicably resolve these disputes.

(c) La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. ("MLE") and Corporacion First Majestic S.A. de C.V. ("CFM"), the SAT issued tax assessments for fiscal 2012 and 2013 for corporate income tax in the amount of $36.0 million (730 million MXN) and $26.2 million (531 million MXN) including interest, inflation and penalties, respectively. In December 2022, the SAT issued tax assessments to MLE for fiscal years 2014 and 2015 for corporate income tax in the amount of $16.4 million (333 million MXN) and $206.8 million (4,190 million MXN). In 2023, the SAT issued a tax assessment to MLE for the fiscal year 2016 for corporate income tax in the amount of $2.9 million (59 million MXN). The SAT also issued an assessment for fiscal 2017 in the amount of $6.3 million (127.8 million MXN). The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MLE's tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(d) San Martin Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of Minera El Pilon S.A. de C.V. ("MEP"), the SAT issued tax assessments for fiscal 2014, 2015 and 2016 for corporate income tax in the total amount of $24.6 million (498 million MXN) including interest, inflation and penalties. In 2024, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the amount of $2.9 million (59 million MXN) including interest, inflation, and penalties. The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MEP's tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(e) La Parrilla Tax Re-assessments

In 2023 and 2024, as part of the ongoing annual audits of the tax returns of First Majestic Plata S.A. de C.V. ("FMP"), the SAT issued tax assessment for fiscal 2014, 2015, and 2016 for corporate income tax in the total amount of $59.1 million (1,199 million MXN) including interest, inflation and penalties. The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMP's tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(f) Del Toro Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of First Majestic Del Toro S.A. de C.V. ("FMDT"), the SAT issued tax assessment for fiscal 2015 and 2016 for corporate income tax in the total amount of $24.6 million (498 million MXN) including interest, inflation and penalties. The major items relate to and denial of the deductibility of mine development costs, refining costs, and other expenses. The Company continues to defend the validity of the expenses and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMDT's tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 67

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

28.  CONTINGENCIES AND OTHER MATTERS (continued)

(g) CFM Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of CFM, the SAT issued tax assessment for fiscal 2016 for corporate income tax in the total amount of $71.5 million (1,449 million MXN) including interest, inflation and penalties. The major item relates to planning that took place post-acquisition of Santa Elena (via the acquisition of SilverCrest Mines Inc. on October 1, 2015) at the Canadian level. Mexico contends a right to tax a disposition of the shares of SilverCrest Mines Inc. by First Majestic Silver Corp. although the transaction in question involved the disposition of the shares of one Canadian company by another Canadian company and was reported for tax purposes in Canada. The Company continues to defend the validity of the transaction in question and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes CFM's tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(h) First Silver Litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the "Court"), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the "Defendant") in connection with a dispute between the Company and the Defendant and his private company involving a mine in Mexico (the "Bolaños Mine") as set out further below. The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of $64.3 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. After many years of domestic Mexican litigation, the enforceability of the British Columbia judgment was finally recognized by the Mexican Supreme Court in a written judgment on November 11, 2022. The Company is continuing its enforcement efforts in respect of the Defendant's assets in Mexico. There are no assurances that the Company will be successful in collecting on the remainder of the Court's judgment in respect of the Defendant's assets. Therefore, as at September 30, 2024, the Company has not accrued any of the remaining $64.3 million (CAD$81.5 million) unrecovered judgment in favour of the Company.
The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 68

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

29.  SUBSIDIARIES

The consolidated financial statements of the Company include the following significant subsidiaries as at December 31, 2024 and 2023 as follows:

Name of subsidiary	Operations and Projects	Location	2024 % Ownership	2023 % Ownership
First Majestic Silver Corp.	Parent company and bullion sales	Canada	100%	100%
Corporación First Majestic, S.A. de C.V.	Holding company	Mexico	100%	100%
Primero Empresa Minera, S.A de C.V.	San Dimas Silver/Gold Mine	Mexico	100%	100%
Nusantara de Mexico, S.A. de C.V.	Santa Elena Silver/Gold Mine	Mexico	100%	100%
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	Mexico	100%	100%
First Majestic Plata, S.A. de C.V.(1)	La Parrilla Silver Mine	Mexico	100%	100%
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	Mexico	100%	100%
First Majestic Del Toro, S.A. de C.V.	Del Toro Silver Mine	Mexico	100%	100%
Majestic Services, S.A. de C.V.	Service company	Mexico	100%	100%
Jerritt Canyon Canada Ltd.	Holding company	Canada	100%	100%
Jerritt Canyon Gold LLC	Jerritt Canyon Gold Mine	United States	100%	100%
First Mint LLC	Minting company	United States	100%	100%
FM Metal Trading (Barbados) Inc.	Metals trading company	Barbados	100%	100%
FMS Trading AG	Metals trading company	Switzerland	100%	100%

(1) La Parrilla was classified as assets held-for-sale up to the date of disposition on August 14, 2023. As of December 31, 2024, the assets and liabilities of La Parrilla have been derecognized (the net carrying value of the disposal group at December 31, 2022 was $56.4 million) (Note 14). The liabilities of La Parrilla still remain at 100% ownership of the Company as the sale was an asset purchase agreement.

30.  KEY MANAGEMENT COMPENSATION

	Year Ended December 31,
	2024	2023
Salaries, bonuses, fees and benefits
Independent members of the Board of Directors	$567	$818
Other members of key management(1)	6,128	7,148
Share-based payments
Independent members of the Board of Directors	656	552
Other members of key management	4,547	4,306
	$11,898	$12,824

(1) Key management compensation for 2023 is inclusive of one-time severance costs incurred during the year.

31.  SUBSEQUENT EVENTS

Completion of the Acquisition of Gatos Silver Inc.

On January 16, 2025, the Company completed its acquisition of Gatos, and as a result, Gatos became a wholly-owned subsidiary of the Company.  The Company issued an aggregate of 177,433,006 common shares of the Company to acquire all of the issued and outstanding shares of common stock of Gatos (in addition to a nominal amount of cash in lieu of fractional First Majestic common shares), resulting in former Gatos shareholders holding approximately 38% of the issued and outstanding common shares of the Company post-closing on a fully diluted basis. In addition, the Merger Agreement provided for the issuance by First Majestic of options to purchase an aggregate of 8,242,244 First Majestic common shares in exchange for all existing Gatos options at exercise prices adjusted by the Exchange Ratio. All existing RSUs and DSUs of Gatos were settled on January 28, 2025 for an aggregate of 2,207,762 First Majestic common shares.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 69

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

31.  SUBSEQUENT EVENTS (continued)

Completion of the Acquisition of Gatos Silver Inc. (continued)

The Company has  determined that this transaction represents a business combination with the Company identified as the acquirer. Based on the January 16, 2025 opening share price of the First Majestic's common shares, the total consideration of the acquisition is $1.07 billion. Since the transaction closed in January 2025 and Gatos' year-end financial information has not been finalized as of the date of this financial statement, the Company had insufficient time to complete the business combination accounting. As a result, the Company has not completed the initial allocation of the purchase price and has not disclosed the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed. The Company began consolidating the operating results, cash flows and net assets of Gatos from January 16, 2025 and will disclose the preliminary purchase price allocation in its unaudited condensed interim consolidated financial statements for the quarter ended March 31, 2025.

Declaration of Quarterly Dividend

On February 19, 2025, the Company's Board of Directors approved the declaration of its quarterly common share dividend of $0.0057 per share, payable on or after March 14, 2025, to common shareholders of record as at the close of business on  February 28, 2025. This dividend was declared subsequent to the quarter-end and has not been recognized as a distribution to owners during the period ended December 31, 2024.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2024 Annual Report	Page 70